UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A

(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of The Securities Exchange Act of 1934

(Amendment No. 1)

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☐	Definitive Proxy Statement

☐	Definitive Additional Materials

☐	Soliciting Material Under Rule 14a-12

KOHL’S CORPORATION.
(Name of Registrant as Specified in Its Charter)

MACELLUM BADGER FUND, LP

MACELLUM BADGER FUND II, LP

MACELLUM ADVISORS, LP

MACELLUM ADVISORS GP, LLC

JONATHAN DUSKIN

LEGION PARTNERS HOLDINGS, LLC

LEGION PARTNERS, L.P. I

LEGION PARTNERS, L.P. II

LEGION PARTNERS SPECIAL OPPORTUNITIES, L.P. XV

LEGION PARTNERS, LLC

LEGION PARTNERS ASSET MANAGEMENT, LLC

CHRISTOPHER S. KIPER

RAYMOND T. WHITE

ANCORA CATALYST INSTITUTIONAL, LP

ANCORA CATALYST, LP

ANCORA MERLIN, LP

ANCORA MERLIN INSTITUTIONAL, LP

ANCORA CATALYST SPV I LP SERIES M

ANCORA CATALYST SPV I LP SERIES N

ANCORA CATALYST SPV I LP SERIES O

ANCORA CATALYST SPV I LP SERIES P

ANCORA CATALYST SPV I SPC LTD SEGREGATED PORTFOLIO G

ANCORA ADVISORS, LLC

ANCORA HOLDINGS, INC.

ANCORA FAMILY WEALTH ADVISORS, LLC

THE ANCORA GROUP INC.

INVERNESS HOLDINGS, LLC

ANCORA ALTERNATIVES, LLC

FREDERICK DISANTO

4010 PARTNERS, LP

4010 CAPITAL, LLC

4010 GENERAL PARTNER, LLC

STEVEN E. LITT

MARJORIE L. BOWEN

JAMES T. CORCORAN

DAVID A. DUPLANTIS

MARGARET L. JENKINS

JEFFREY A. KANTOR

THOMAS A. KINGSBURY

MARGENETT MOORE-ROBERTS

CYNTHIA S. MURRAY

(Name of Persons(s) Filing Proxy Statement, if Other Than the Registrant)

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REVISED PRELIMINARY COPY SUBJECT TO COMPLETION
DATED MARCH 5, 2021

MACELLUM BADGER FUND, LP

___________________, 2021

Dear Fellow Shareholders:

Macellum Badger Fund, LP, a Delaware limited partnership (“Macellum Badger”), and the other participants in this solicitation (collectively, the “Investor Group” or “we”) are significant shareholders of Kohl’s Corporation, a Wisconsin corporation (“Kohl’s” or the “Company”), who beneficially own, in the aggregate, [ ] shares of common stock, $0.01 par value per share (the “Common Stock”), of the Company, including [ ] shares underlying call options that are currently exercisable, constituting approximately 9.48% of the outstanding Common Stock. We are seeking your support at the 2021 Annual Meeting of Shareholders (the “2021 Annual Meeting”) to elect Macellum Badger’s nine highly qualified nominees to the Company’s Board of Directors (the “Board”).

The Investor Group believes Kohl’s has tremendous potential, but has suffered under an entrenched Board that has overseen poor retail execution and a strategy that has led to stagnant sales, declining operating margins and a chronically underperforming stock price. The Investor Group believes that in order to effectively address these problems, the Board needs to be substantially refreshed with new, independent directors that possess strong retail, capital allocation, strategic and corporate governance experience. Macellum Badger has nominated a slate of nine highly qualified and capable candidates with these skillsets. If elected, our nominees will bring fresh perspectives, talented leadership, and responsible oversight in implementing a much-needed turnaround at Kohl’s.

Macellum Badger believes the terms of all twelve directors currently serving on the Board expire at the 2021 Annual Meeting. This Proxy Statement is only soliciting proxies to elect Macellum Badger’s nine nominees. Accordingly, the enclosed WHITE proxy card does not confer voting power with respect to any of the Company’s director nominees. You can only vote for the Company’s director nominees by signing and returning a proxy card provided by the Company. Shareholders should refer to the Company’s proxy statement for the names, backgrounds, qualifications, and other information concerning the Company’s director nominees.

We urge you to carefully consider the information contained in the attached Proxy Statement and then support our efforts by signing, dating and returning the enclosed WHITE proxy card today. The attached Proxy Statement and the enclosed WHITE proxy card are first being furnished to the shareholders on or about ____________, 2021.

If you have already voted for the incumbent management slate, you have every right to change your vote by signing, dating and returning a later dated WHITE proxy card or by voting in person at the 2021 Annual Meeting.

If you have any questions or require any assistance with your vote, please contact Saratoga Proxy Consulting LLC, which is assisting us, at its address and toll-free number listed below.

Thank you for your support,

/s/ Jonathan Duskin

Macellum Badger Fund, LP
Jonathan Duskin

If you have any questions, require assistance in voting your WHITE proxy card,

or need additional copies of the Investor Group’s proxy materials,

please contact:

Shareholders call toll-free at (888) 368-0379

Email: info@saratogaproxy.com

REVISED PRELIMINARY COPY SUBJECT TO COMPLETION

DATED MARCH 5, 2021

2021 ANNUAL MEETING OF SHAREHOLDERS

OF

KOHL’S CORPORATION

_________________________

PROXY STATEMENT
OF
MACELLUM BADGER FUND, LP
_________________________

PLEASE SIGN, DATE AND MAIL THE ENCLOSED WHITE PROXY CARD TODAY

Macellum Badger Fund, LP, a Delaware limited partnership (“Macellum Badger”), and the other participants in this solicitation (collectively, the “Investor Group” or “we”) are significant shareholders of Kohl’s Corporation, a Wisconsin corporation (“Kohl’s” or the “Company”), who beneficially own, in the aggregate, [ ] shares of common stock, $0.01 par value per share (the “Common Stock”), of the Company, including [ ] shares underlying call options that are currently exercisable, constituting approximately 9.48% of the outstanding Common Stock. We believe that the Board of Directors of the Company (the “Board”) must be reconstituted to ensure that the Board takes the necessary steps for the Company’s shareholders to realize the maximum value of their investment. We have nominated nine highly qualified directors who have strong, relevant backgrounds and who are committed to fully exploring all opportunities to unlock shareholder value. Accordingly, we are seeking your support at the 2021 Annual Meeting of Shareholders scheduled to be held at [ ], on [ ], beginning at [ ] [ ].m., local time (including any and all adjournments, postponements, continuations or reschedulings thereof, or any other meeting of shareholders held in lieu thereof) (the “2021 Annual Meeting”) for the following:

1.	To elect Macellum Badger’s nine director nominees, Marjorie L. Bowen, James T. Corcoran, David A. Duplantis, Jonathan Duskin, Margaret L. Jenkins, Jeffrey A. Kantor, Thomas A. Kingsbury, Margenett Moore-Roberts and Cynthia S. Murray (each a “Nominee” and, collectively, the “Nominees”) to hold office until the 2022 Annual Meeting of Shareholders (the “2022 Annual Meeting”) and until their respective successors have been duly elected and qualified;
2.	To ratify the appointment of Ernst & Young as the independent registered public accounting firm of the Company for the fiscal year ending January 30, 2021;
3.	To vote on a non-binding, advisory resolution to approve the compensation of the Company’s named executive officers; and
4.	To transact such other business, if any, as may properly come before the 2021 Annual Meeting and any adjournment thereof.

Macellum Badger believes the terms of all twelve directors currently serving on the Board expire at the 2021 Annual Meeting. This Proxy Statement is only soliciting proxies to elect the Nominees. Accordingly, the enclosed WHITE proxy card does not confer voting power with respect to any of the Company’s director nominees. You can only vote for the Company’s director nominees by signing and returning a proxy card provided by the Company. Shareholders should refer to the Company’s proxy statement for the names, backgrounds, qualifications, and other information concerning the Company’s director nominees.

The Company has set the close of business on [ ], 2021 as the record date for determining shareholders entitled to notice of and to vote at the 2021 Annual Meeting (the “Record Date”). The mailing address of the principal executive offices of the Company is N56 W17000 Ridgewood Drive, Menomonee Falls, WI 53051. Shareholders of record at the close of business on the Record Date will be entitled to vote at the 2021 Annual Meeting. According to the Company, as of the Record Date, there were [ ] shares of Common Stock outstanding and entitled to vote at the 2021 Annual Meeting.

As of the Record Date, Macellum Badger, together with Macellum Badger Fund II, LP, a Delaware limited partnership (“Macellum Badger II”), Macellum Advisors, LP, a Delaware limited partnership (“Macellum Advisors”), Macellum Advisors GP, LLC, a Delaware limited liability company (“Macellum GP”), and Jonathan Duskin (collectively, the “Macellum Group”), Legion Partners Holdings LLC, a Delaware limited liability company (“Legion Partners Holdings”), Legion Partners, L.P. I, a Delaware limited partnership (“Legion Partners I”), Legion Partners, L.P. II, a Delaware limited partnership (“Legion Partners II”), Legion Partners Special Opportunities, L.P. XV, a Delaware limited partnership (“Legion Partners Special XV”), Legion Partners, LLC, a Delaware limited liability company (“Legion LLC”), Legion Partners Asset Management, LLC, a Delaware limited liability company (“Legion Partners Asset Management”), Christopher S. Kiper, and Raymond T. White (collectively, the “Legion Group”), Ancora Catalyst Institutional, LP, a Delaware limited partnership (“Ancora Catalyst Institutional”), Ancora Catalyst, LP, a Delaware limited partnership (“Ancora Catalyst”), Ancora Merlin, LP, a Delaware limited partnership (“Ancora Merlin”), Ancora Merlin Institutional, LP, a Delaware limited partnership (“Ancora Merlin Institutional”), Ancora Catalyst SPV I LP Series M (“Ancora SPV I Series M”), part of a series of Ancora Catalyst SPV I LP, a Delaware limited partnership (“Ancora SPV I”), Ancora Catalyst SPV I LP Series N, part of a series of Ancora SPV I (“Ancora SPV I Series N”), Ancora Catalyst SPV I LP Series O, part of a series of Ancora SPV I (“Ancora SPV I Series O”), Ancora Catalyst SPV I LP Series P, part of a series of Ancora SPV I (“Ancora SPV I Series P”), Ancora Catalyst SPV I SPC Ltd Segregated Portfolio G, a Cayman Islands segregated portfolio company (“Ancora Segregated Portfolio G”), Ancora Advisors, LLC, a Nevada limited liability company (“Ancora Advisors”), as the investment advisor to a certain separately managed account (the “Ancora Advisors SMA”), Ancora Alternatives LLC, an Ohio limited liability company (“Ancora Alternatives”), Ancora Family Wealth Advisors, LLC, an Ohio limited liability company (“Ancora Family Wealth”), as the investment advisor to certain separately managed accounts (the “Ancora Family Wealth SMAs”), The Ancora Group Inc., an Ohio corporation (“Ancora Inc.”), Inverness Holdings, LLC, a Delaware limited liability company (“Inverness Holdings”), Ancora Holdings, Inc., an Ohio corporation (“Ancora Holdings”), and Frederick DiSanto (collectively, the “Ancora Group”), 4010 Partners, LP, a Delaware limited partnership (“4010 Partners”), 4010 Capital, LLC, a Delaware limited liability company (“4010 Capital”), 4010 General Partner, LLC, a Delaware limited liability company (“4010 General Partner”), Steven E. Litt (collectively, the “4010 Group”) and each of the other Nominees (each a “Participant” and collectively, the “Participants”), collectively beneficially own 14,950,632 shares of Common Stock (the “Investor Group Shares”), including 3,481,600 shares of Common Stock underlying call options that are currently exercisable. We intend to vote the Investor Group Shares FOR the election of the Nominees, FOR the ratification of the selection of Ernst & Young as the independent registered public accounting firm of the Company for the fiscal year ending January 30, 2021 and AGAINST the approval of the non-binding advisory resolution on the compensation of the Company’s named executive officers, as further described herein.

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THIS SOLICITATION IS BEING MADE BY THE INVESTOR GROUP AND NOT ON BEHALF OF THE BOARD OF DIRECTORS OR MANAGEMENT OF THE COMPANY. WE ARE NOT AWARE OF ANY OTHER MATTERS TO BE BROUGHT BEFORE THE 2021 ANNUAL MEETING OTHER THAN AS SET FORTH IN THIS PROXY STATEMENT. SHOULD OTHER MATTERS, WHICH THE INVESTOR GROUP IS NOT AWARE OF A REASONABLE TIME BEFORE THIS SOLICITATION, BE BROUGHT BEFORE THE 2021 ANNUAL MEETING, THE PERSONS NAMED AS PROXIES IN THE ENCLOSED WHITE PROXY CARD WILL VOTE ON SUCH MATTERS IN OUR DISCRETION.

THE INVESTOR GROUP URGES YOU TO SIGN, DATE AND RETURN THE WHITE PROXY CARD IN FAVOR OF THE ELECTION OF THE NOMINEES.

IF YOU HAVE ALREADY SENT A PROXY CARD FURNISHED BY COMPANY MANAGEMENT OR THE BOARD, YOU MAY REVOKE THAT PROXY AND VOTE ON EACH OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT BY SIGNING, DATING, AND RETURNING THE ENCLOSED WHITE PROXY CARD. THE LATEST DATED PROXY IS THE ONLY ONE THAT COUNTS. ANY PROXY MAY BE REVOKED AT ANY TIME PRIOR TO THE 2021 ANNUAL MEETING BY DELIVERING A WRITTEN NOTICE OF REVOCATION OR A LATER DATED PROXY FOR THE 2021 ANNUAL MEETING OR BY VOTING IN PERSON AT THE 2021 ANNUAL MEETING.

Important Notice Regarding the Availability of Proxy Materials for the 2021 Annual Meeting—This Proxy Statement and our WHITE proxy card are available at

www.[_____________________].com

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IMPORTANT

Your vote is important, no matter how few shares of Common Stock you own. The Investor Group urges you to sign, date, and return the enclosed WHITE proxy card today to vote FOR the election of the Nominees and in accordance with the Investor Group’s recommendations on the other proposals on the agenda for the 2021 Annual Meeting.

•	If your shares of Common Stock are registered in your own name, please sign and date the enclosed WHITE proxy card and return it to the Investor Group, c/o Saratoga Proxy Consulting LLC (“Saratoga”) in the enclosed postage-paid envelope today.
•	If your shares of Common Stock are held in a brokerage account or bank, you are considered the beneficial owner of the shares of Common Stock, and these proxy materials, together with a WHITE voting form, are being forwarded to you by your broker or bank. As a beneficial owner, you must instruct your broker, trustee or other representative how to vote. Your broker cannot vote your shares of Common Stock on your behalf without your instructions.
•	Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet. Please refer to the enclosed voting form for instructions on how to vote electronically. You may also vote by signing, dating and returning the enclosed voting form.

Since only your latest dated proxy card will count, we urge you not to return any proxy card you receive from the Company. Even if you return the Company’s proxy card marked “withhold” as a protest against the incumbent directors, it will revoke any proxy card you may have previously sent to us. Remember, you can vote for our nine Nominees only on our WHITE proxy card. So please make certain that the latest dated proxy card you return is the WHITE proxy card.

If you have any questions, require assistance in voting your WHITE proxy card,

or need additional copies of the Investor Group’s proxy materials,

please contact:

Shareholders call toll-free at (888) 368-0379

Email: info@saratogaproxy.com

4

BACKGROUND OF THE SOLICITATION

•	From November 2015 through January 2017, the Macellum Group had regular calls with Wesley McDonald, former Senior Executive Vice President and Chief Financial Officer of the Company, to discuss the Company’s business and quarterly results.
•	From May 2019 through November 2020, the Macellum Group had regular calls with Mark Rupe, Vice President of Investor Relations, to discuss the Company’s business and quarterly results. A primary focus of the call was trying to understand the Company’s deteriorating operating results and how the Company’s initiatives were expected to drive improved results. The Macellum Group also discussed the Company’s strategy and trajectory over the past two CEOs and three CFOs. The Macellum Group repeatedly requested to speak to Michelle Gass, Chief Executive Officer of the Company, but was never given the opportunity.
•	On July 15, 2020, the 4010 Group had a call with Mr. Rupe to discuss certain aspects of the Company’s business, including the Company’s first quarter earnings results.
•	On August 31, 2020, the Legion Group had a virtual video conference with Mr. Rupe to discuss the Company’s business.
•	Also on August 31, 2020, the 4010 Group had a call with Mr. Rupe to discuss certain aspects of the Company’s business, including long-term issues, as well as the Company’s second quarter earnings results.
•	On September 3, 2020, the Ancora Group reached out to Mr. Rupe to discuss certain aspects of the Company’s business, including the Amazon partnership, as well as the Company’s second quarter earnings results.
•	On September 8, 2020, the Legion Group reached out to Mr. Rupe to follow up on the discussion from the previous meeting regarding the Company’s business.
•	On September 10, 2020, the Ancora Group had a follow up conversation with Mr. Rupe to its September 3, 2020 call.
•	On September 17, 2020, the 4010 Group had a call with Mr. Rupe to discuss certain aspects of the Company’s business, including the Company’s announcement of cost-cutting changes.
•	On October 21, 2020, the Legion Group attended a sell-side video meeting by the Telsey Advisory Group with Ms. Gass, Jill Timm, Chief Financial Officer of the Company, and Mr. Rupe.
•	On October 23, 2020, members of the Macellum Group, Ancora Group, Legion Group and 4010 Group entered into a group agreement, pursuant to which the members agreed to, among other things, work together to enhance shareholder value, including to nominate directors to the Board and solicit proxies for their election (the “Group Agreement”).
•	On November 19, 2020, the Ancora Group reached out to Mr. Rupe to discuss the Company’s business and third quarter earnings results.
•	On November 30, 2020, the Legion Group sent a letter to Ms. Gass outlining certain concerns about the Company, including the long-term trend of declining operational performance, and requesting a meeting.
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•	On December 3, 2020, the Macellum Group had a call with Ms. Timm to discuss the Company’s business. A primary focus of the call was trying to 1) understand the Company’s deteriorating results; 2) how the Company’s new initiatives were different than previous initiatives; and 3) how the Company expected to drive improved results.
•	On December 11, 2020, representatives from the Legion Group and 4010 Group met with Ms. Gass, Ms. Timm and Mr. Rupe via a virtual video conference to discuss the Company’s future projections, performance and shareholder concerns. Representatives from the Legion Group indicated that they wanted to speak with the Board, and highlighted certain commercial concerns, including the Company’s high cost structure and concerning profitability trend.
•	On December 23, 2020, members of the Investor Group sent a letter to the Board to voice their shared concerns regarding the Company’s declining operational performance, and to request a meeting with the Board to discuss such concerns further.
•	On January 6, 2021, representatives from the Investor Group met with Peter Boneparth, the Chair of the Company’s Governance and Nominating Committee, Stephanie Streeter, Chair of the Company’s Audit Committee and Mr. Rupe via on a virtual video conference to voice their concern with the Company’s declining returns on invested capital (ROIC), stagnant sales and the lowest operating margin in a decade. Representatives from the Legion Group indicated that they would revert with suggestions for how to reverse the decline in operating margin, as well as a list of potential new Board members.
•	On January 11, 2021, Macellum Badger privately delivered a notice (the “Nomination Notice”) to the Company nominating Marjorie L. Bowen, James T. Corcoran, David A. Duplantis, Jonathan Duskin, Margaret L. Jenkins, Jeffrey A. Kantor, Thomas A. Kingsbury, Margenett Moore-Roberts and Cynthia S. Murray for election to the Board at the 2021 Annual Meeting.
•	Also on January 11, 2021, certain members of the Investor Group that were not previously party to the Group Agreement and the Nominees (other than Mr. Duskin) entered into a Joinder Agreement to the Group Agreement (the “Joinder Agreement”) pursuant to which they agreed, among other things, to become parties to the Group Agreement and be bound by the terms and conditions thereof.
•	Also on January 11, 2021, Macellum Badger delivered a supplemental notice to the Company identifying 4010 General Partner as an additional entity to the Nomination Notice. Counsel to the Company confirmed receipt of the Nomination Notice.
•	On January 12, 2021, Macellum Badger delivered to the Company a demand to inspect its books and records, pursuant to Section 1315 of the New York Business Corporation Law.
•	On January 22, 2021, Macellum and the Company entered into a customary confidentiality agreement with respect to the books and records to be provided to Macellum Badger.
•	On February 5, 2021, representatives from the Investor Group met with Mr. Boneparth, Ms. Gass, Mr. Rupe and Jonas Prising, a member of the Company’s Board, on a virtual video conference to voice their concern with the Company’s recent performance and their lack of confidence in the Board. The Company representatives indicated they would further discuss the matters raised by the Investor Group internally, including the suggestion to replace directors on the Board.
•	On February 6, 2021, Mr. Duskin had a call with Peter Boneparth to discuss a potential settlement to avoid a contested election at the 2021 Annual Meeting. Mr. Boneparth offered up to 2 seats for the Investor Group. After the Investor Group reiterated to Mr. Boneparth, similar to their call on February, 5, 2021, that 2 seats wasn’t enough change, Mr. Boneparth indicated he would let shareholders weigh in.
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•	On February 14, 2021, Macellum Badger sent a letter to the Company (the “Change-in-Control Letter”) to the Board explaining its concerns that following the 2021 Annual Meeting, should the Nominees constitute a majority of the Board, their appointment could trigger certain change in control provisions under certain of the Company’s material contracts and agreements unless they have been certified by the current Board as “continuing directors” in advance of such election. Accordingly, in order to maintain a level playing field, and to allow shareholders to make their voting decisions based solely on the merits, the letter requested written confirmation from the Company that, prior to the 2021 Annual Meeting, the Board will take all necessary steps to use its discretionary authority under such agreements to certify the Nominees as “continuing directors” and otherwise approve of their nomination such that the change in control provisions would not be triggered by the election of the Nominees to serve on the Board. Macellum Badger requested to receive a response from the Company no later than February 22, 2021.
•	On February 17, 2021, the Company announced a new independent director, Robbin Mitchell, would be joining the Board, increasing the size from eleven directors to twelve, with a term expiring at the 2021 Annual Meeting.
•	Also, on February 17, 2021, Mr. Duskin had a call with Mr. Boneparth to discuss the Change-in-Control Letter and whether the Investor Group intended to run a control slate.
•	On February 18, 2021, the Investor Group entered into a Joint Filing and Solicitation Agreement amending and restating the Group Agreement and Joinder Agreement.
•	On February 19, 2021, Mr. Boneparth called Mr. Duskin to propose the Investor Group enter into a Non-disclosure Agreement to speak with the Chief Executive Officer and Chief Financial Officer of the Company regarding the Company’s results before being made public. Mr. Duskin indicated he would discuss this with the Investor Group but expressed he did not believe there is more to learn at that point that warrants restrictions from trading.
•	On February 22, 2021, the Company’s counsel responded to the Change of Control Letter indicating that they are evaluating the request and associated agreements and arrangements.
•	On February 22, 2021, the Investor Group issued a press release and public letter announcing they had nominated the Nominees and detailing their concerns with the Board’s oversight of the Company’s poor retail execution and strategy that has led to stagnant sales, declining operating margins and a chronically underperforming stock price. The Investor Group also set forth recommendations to improve the Company’s strategy, including changes in merchandising, inventory management, customer engagement and expense rationalization, as well as the potential to unlock $7-8 billion of real estate value trapped on the Company’s balance sheet through sale leaseback transactions.
•	On February 23, 2021, the Investor Group filed a preliminary proxy statement with the SEC.
•	On February 25, 2021, Mr. Boneparth had a call with Mr. Duskin and indicated they would speak again after the release of the Company’s earnings report expected March 2, 2021.
•	On March 2, 2021, the Company issued its Q4 2020 earnings release and an open response letter to the Investor Group’s nomination of the Nominees.
•	On March 5, 2021, the Investor Group issued a press release responding to the Company’s Q4 2020 earnings release and March 2, 2021 letter. In the press release, the Investor Group noted its concerns with the Company's lackluster fourth quarter earnings and guidance, which were set below 2019 guidance, when guidance had been lowered twice in that year. The Investor Group also contended that the absence of sales growth target in the Company's strategic plan and its decision to reinstate the dividend below pre-pandemic levels contradict the progress the Board is touting.

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REASONS FOR THE SOLICITATION

We Believe the Time for Substantial Change Is Now

The Investor Group believes Kohl’s stock price has chronically underperformed against its peers and relevant indices because the Board has failed to help develop and oversee a strategic plan to respond to a rapidly-changing retail landscape. Over the past decade, the Company has experienced stagnant sales, lost market share to other retailers and suffered declining gross margins, despite increasing SG&A spend, capital investments and executive compensation. These failures have been led by several different senior executive teams but overseen by substantially the same Board. Until the recent addition of a new director, likely in response to our engagement to date, the Board had an average director tenure of 10 years and the Chairs of the Board and its committees consist largely of its longest serving directors. The Investor Group believes that significant Board refreshment is long overdue, and must occur at the 2021 Annual Meeting.

The Board Has Overseen Long-Term Stock Price Underperformance

The Investor Group is alarmed by the prolonged underperformance of the Company’s stock price relative to its proxy peers, the Russell 2000 Index and the S&P 500 Index, over multiple time periods.

	Share Price Performance (Total Shareholder Returns Including Dividends)
	1 Year	3 Year	5 Year	10 Year
Kohl's Corporation	7%	(23%)	10%	23%
Peer Group (1)	35%	24%	52%	186%
ISS Peer Group (2)	34%	27%	93%	431%
Russell 2000 Index	30%	37%	115%	205%
S&P 500 Index	17%	39%	111%	255%
XRT	107%	95%	131%	331%

Kohl's Relative Performance:
Peer Group (1)	(28%)	(48%)	(42%)	(162%)
ISS Peer Group (2)	(27%)	(51%)	(82%)	(408%)
Russell 2000 Index	(23%)	(60%)	(104%)	(181%)
S&P 500 Index	(10%)	(63%)	(101%)	(231%)
XRT	(101%)	(118%)	(121%)	(307%)

Source: Company SEC Filings, Capital IQ as of 01/31/2021

(1) Peer Group includes M, DDS, TJX, ROST, BURL, JWN, GPS, BBBY, LB

(2) ISS Peer Group includes AN, BBY, KMX, DG, DLTR, FL, LAD, PAG, LB, M, JWN, ROST, GPS

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The Board Has Overseen Long Term Operating Underperformance

Kohl’s operating results highlight the weakness in its operating performance.

	Fiscal year
	2011	2012	2013	2014	2015	2016	2017	2018	2019	Change
Same-Store Sales	0.5%	0.3%	(1.2%)	(0.3%)	0.7%	(2.4%)	1.5%	1.7%	(1.3%)	(0.6%)[1]
Gross Margin %	38.2%	36.3%	36.5%	36.3%	36.0%	35.9%	36.0%	36.4%	35.7%	(2.5%)

Operating Profit	$2,158	$1,890	$1,742	$1,689	$1,553	$1,369	$1,416	$1,465	$1,212	($946)
Operating Margin %	11.5%	9.8%	9.2%	8.5%	7.7%	7.0%	7.1%	7.2%	6.1%	(5.4%)

Adjusted ROIC[2]	16.8%	14.3%	13.0%	13.0%	12.1%	11.2%	12.0%	13.2%	11.2%	(5.5%)

										Total
Capital Expenditures	$927	$785	$643	$682	$690	$768	$672	$578	$855	$6,600

Source: Company SEC Filings, Investor Group Estimates

Note 1. Represents compounding same-store sales change FY 2011 – FY 2019

Note 2. ROIC means Net Operating Profit After Tax (NOPAT) divided by the Fourth Quarter Trailing Average Debt & Equity. NOPAT equals Operating Profit minus Tax Expenses and Fourth Quarter Average Debt & Equity (which is also the Fourth Quarter Average of Net Debt plus Shareholders’ Equity). Assumes 25% of tax rate throughout the 2011 – 2019 period to ensure that numbers are comparable.

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Kohl’s generated $18.9 billion in net sales in 2019, approximately the same as the $18.8 billion reported for 2011, eight years earlier. Over this same period, the “clothing and clothing accessory store” industry (the “Clothing Industry”) as reported by the US Census Bureau in the Annual Retail Trade Survey: 1998-2019, grew 17%. We used this wider industry group to measure retail clothing industry growth because we believe it represents the broadest apparel retail sales figures in the United States available. By contrast, the average growth rate of the Peer Group over the same period is 20% compared to Kohl’s decline of 0.6%.

This underperformance is particularly troubling given the large number of competitive store closures and bankruptcies that the Clothing Industry experienced during this time period. The Investor Group estimates that from 2015 to 2019, key competitors of the Company (including Kmart/Sears, Bon Ton, Macy’s, JCPenney and Dillard’s) lost more than $12 billion in sales that could have accrued to Kohl’s. Yet, over that same period Kohl’s lost nearly $300 million in sales. The Company’s inability to gain market share despite spending approximately $1 billion a year on marketing and hundreds of millions of dollars on e-commerce fulfilment capabilities is troubling.

The Investor Group believes the Company’s weak operating performance is due in part by its dated approach to merchandising and marketing that does not resonate in today’s retail landscape. Based on its due diligence and industry experience, the Investor Group believes the Company’s merchandise assortment and architecture is over assorted and repetitive and the Company has suffered low inventory turns leading to large markdowns in an effort to sell excess inventory and aged product. The Investor Group also believes the Company has experienced a number of disappointing new brand launches, failed to attract customers to its private label merchandise, failed to perceive changes in consumer tastes in important categories like Women’s and Accessories, with sales in Women’s declining by $460 million and Accessories by $230 million from fiscal 2015 to fiscal 2019, failed to capture market share in the Home category, when competitors such as Target, TJX and Burlington Stores, grew their home sales 15%, 48% and 94%, respectively, from 2015 to 2019, and failed to simplify its loyalty reward programs by continuing to maintain three different reward/point programs that are difficult to understand for new customers.

We Believe the Board Has a History of Poor Capital Allocation

The Investor Group believes that Kohl’s lack of SG&A discipline has also contributed to a material deterioration in operating and EBITDA margins. Kohl’s SG&A has increased by more than $450 million from 2014 to 2019, amid flat sales. This increase in SG&A equates to roughly 21% of 2019 EBITDA.

The Investor Group further believes that the Board has done a poor job overseeing ROIC. From 2011 to 2019, ROIC has declined from approximately 16.8% to 11.2%. Fiscal year 2020 was excluded because it would not, in our view, provide an accurate comparison in light of the global pandemic and widespread lockdowns. We find this deterioration unacceptable, and highly indicative of the Board’s lack of appropriate capital allocation skillsets.

Historic ROIC1

Source: Company’s SEC Form 10-K Filings

Note 1. ROIC means NOPAT divided by the Fourth Quarter Trailing Average Debt & Equity. NOPAT equals Operating Profit minus Tax Expenses and Fourth Quarter Average Debt & Equity (which is also the Fourth Quarter Average of Net Debt plus Shareholders’ Equity). Assumes 25% of tax rate throughout the 2011 – 2019 period to ensure that numbers are comparable.

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At the same time, from 2011 to 2019, the Board has overseen the deployment of $6.6 billion in capital expenditures, including approximately $2.7 billion on technology, $2.4 billion on stores, $900 million on distribution centers and omnichannel, and $600 million on corporate and other projects. While there is ample return potential from investments in technology, we find little evidence that Kohl’s is achieving anywhere near adequate return on such investments based on its declining gross margins. We also have found significant amounts wasted on costly initiatives with no discernable benefit, such as non-core retail ventures like FILA outlets and Off-Aisle clearance centers. The Investor Group believes that the Board has not demonstrated sufficient discipline in overseeing a prudent capital spending program.

Most recently, we find the Company’s decision in April 2020 to raise $600 million of debt due in 2025 with a 9.5% interest rate very troubling. While we acknowledge that there was a high degree of uncertainty at the time of this capital raise, we believe this issuance was ill-conceived and would have been challenged by any well-functioning board of directors. First, Kohl’s did not need the capital as it had significant additional sources of liquidity at the time. In fact, Kohl’s has generated positive cash flow throughout 2020 and is currently sitting on $1.9 billion in cash, after paying down all their bank debt. Second, the deal appears poorly negotiated, with a 9.5% interest rate and a prohibitively expensive make-whole call premium that would cost the Company $224 million if the notes were repaid today.

We Believe the Board Has Failed to Optimize the Balance Sheet

We believe that the Board has failed to capitalize on a significant opportunity to create value. According to our estimates, Kohl’s owns $7-8 billion in non-core, non-earning real estate assets. This value is trapped on the balance sheet, creating no shareholder value. It seems to us that the Board is aware of this value maximizing opportunity, as the Company executed a small sale-leaseback transaction in 2020, but seems to lack the skillset to further optimize the balance sheet.

Kohl’s Owned Real Estate

		Square	Property	Price/	Market
City	State	Footage	Use	Sq. Ft.	Value
Menomonee Falls	WI	683,747	Corporate HQ	$350	$239,311,450
Additional Office	Various	500,000	Various	$300	$150,000,000
Findlay	OH	780,000	Distribution	$85	$66,300,000
Winchester	VA	450,000	Distribution	$85	$38,250,000
Blue Springs	MO	540,000	Distribution	$85	$45,900,000
Mamakating	NY	605,000	Distribution	$85	$51,425,000
Macon	GA	560,000	Distribution	$85	$47,600,000
Patterson	CA	365,000	Distribution	$85	$31,025,000
Ottawa	IL	330,000	Distribution	$85	$28,050,000
Monroe	OH	1,225,000	Fulfillment	$85	$104,125,000
Edgewood	MD	1,450,000	Fulfillment	$85	$123,250,000
DeSoto	TX	1,515,000	Fulfillment	$85	$128,775,000
Plainfield	IN	975,000	Fulfillment	$85	$82,875,000
Etna	OH	1,300,000	Fulfillment	$85	$110,500,000
Retail Portfolio	Various	29,039,000	Retail Stores	$215	$6,243,385,000
Totals:		40,317,747		$186	$7,490,771,450

Source: Company SEC Filings, Investor Group estimates, property records

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We Believe the Board Lacks Alignment with Shareholders

The Investor Group believes that the Board’s failure to create value for Kohl’s investors is largely attributable to its own lack of skin in the game (as well as management’s). The current Board (excluding the newly appointed Board member, Robbin Mitchell), collectively, owns just 0.55% of the Company’s outstanding Common Stock. Since 2010, the Company has paid its current and former directors over $23 million. Despite this compensation, since 2010, all Board members, current and former, have only purchased a mere $1.2 million in Company stock.

In addition, the leadership of this Board is stale and has an average tenure of over 16 years. The Chairman of the Board has served for 33 years, the Chair of the Audit Committee has served for 14 years, the Chair of the Governance & Nominating Committee has served for 13 years and the Chair of the Compensation Committee has served for 5 years. While the Company recently added, rather than replace, a director to the Board, likely as a result of engagement, we find that level of Board change woefully inadequate.

A Path Forward with a Reconstituted Board

The Investor Group has recruited a world-class team of retail industry experts with strong business acumen and successful track records that can help return Kohl’s to improved performance. In nominating nine highly qualified executives for election to the Board, the Investor Group believes the Company’s enormous potential can be realized through improving the Company’s merchandising, increasing the effectiveness of its marketing strategy, reducing SG&A costs, increasing inventory turns, driving better efficiency from capital investments, and realigning executive compensation and incentives with performance, as further described in Proposal No. 3 – the “Say on Pay” Proposal. We believe these actions, in conjunction with a sizable sale-leaseback transaction and material share repurchase, can dramatically improve revenue growth and profitability, strengthen cash flow, increase ROIC, and generate significant shareholder value.

The Investor Group’s highly qualified independent director nominees, who will bring substantial skills including sourcing, supply chain and private label; retail operations; apparel and accessories merchandising; marketing, branding and e-commerce; and investments, governance, real estate, strategy and turnarounds, are:

Marjorie L. Bowen (age 55)

•	Ms. Bowen has served as a director on over a dozen public and privately held companies, including industry participants Genesco Inc., Centric Brands, and Talbots.
•	As a qualified audit committee financial expert, Ms. Bowen has experience chairing Special Committees, Audit Committees, and Restructuring/Strategic Committees. She also has experience serving as a director in situations that called for improved governance transparency and accountability.
•	Prior to her directorships, Ms. Bowen had nearly a 20-year career in investment banking at Houlihan Lokey, serving as Managing Director from 1997 to 2008 and heading its industry leading fairness opinion practice. During her tenure at Houlihan Lokey, Ms. Bowen was the most senior woman at the firm.
•	As both an investment banker and corporate director, Ms. Bowen has experience across different types of corporate finance and M&A transactions for both healthy and distressed companies. In addition to the retail experience above, she has broad industry experience, including a focus in real estate intensive and related industries while at Houlihan Lokey.

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James T. Corcoran (age 38)

•	Founder and Chief Executive Officer of Purple Mountain Capital Partners LLC, a private investment firm, since June 2017.
•	Partner at AREX Capital Management, LP, an investment management firm focused on special situations, activism and catalyst-driven investing, since August 2019.
•	Independent Director of Tuesday Morning Corporation from November 2017 to December 2020.
•	Previously, Mr. Corcoran served as a Principal at Highfields Capital Management, a value-oriented investment management firm, from 2010 to 2016.
•	Mr. Corcoran worked as an investment banking analyst for Credit Suisse (USA), Inc. in its leveraged finance and restructuring group, from 2006 to 2008, in addition to working in its hedge funds investment group, from 2005 to 2006.

David A. Duplantis (age 56)

•	Principal of Duplantis Advisory, advisor and advisory board member to early stage companies in fashion, beauty, media, and technology with a focus on brand building and strategic business driving initiatives since January 2017.
•	Mr. Duplantis served as President, Global Marketing, eCommerce, CRM and Customer Experience at Coach, Inc (“Coach”), a global fashion company, from 2014-2016. Prior to that Mr. Duplantis held a number of senior level management positions at Coach from November 1998.
•	Mr. Duplantis was a key member of the leadership team that grew Coach from a $380 million American accessories company to a $5 billion global, multi-channel, lifestyle fashion brand. During that period, total stakeholder return increased over 2,300%
•	At Coach, Mr. Duplantis had a legacy of profitable innovation both online and in stores and was the founding leader and visionary of the company’s Global Web & Digital Media Group, recognized for being best in class amongst luxury brands globally.
•	He began his career working for a variety of clothing retailers including, J. CREW, Inc. (1995 to 1998), The GAP, Inc. (1993 to 1995), and Macy’s WEST (1986 to 1993).

Jonathan Duskin (age 53)

•	Mr. Duskin has served as Chief Executive Officer of Macellum Capital Management, LLC, which operates a New York-based pooled investment fund, since July 2009, and as the sole member of Macellum Advisors GP, LLC, the general partner of the Nominating Shareholder and certain other affiliated funds, since September 2011.
•	Mr. Duskin served as a Managing Director and Partner at Prentice Capital Management, LP, an investment management firm, from January 2005 to February 2008.
•	From March 2002 to January 2005, Mr. Duskin was a Managing Director at S.A.C. Capital Associates LLC, a New York-based hedge fund. From January 1998 to January 2002, Mr. Duskin was a Managing Director at Lehman Brothers Inc., an investment bank, and served as Head of Product Management and Chairman of the Investment Policy Committee within the Research Department.
•	Mr. Duskin currently serves on the Board of Directors of Christopher & Banks Corporation, a retail clothing company, and Citi Trends, Inc., a retail clothing chain selling discounted products targeted primarily at urban customers.
•	Mr. Duskin will bring a strong shareholder mindset to the Board.

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Margaret L. Jenkins (age 69)

•	Ms. Jenkins has served as a director at Citi Trends Inc. since October 2017 and is Chair of the Nominating and Corporate Governance Committee and a member of the Audit Committee and the Compensation Committee.
•	Ms. Jenkins has an extensive background in consumer marketing and retail advertising with various management experiences. She served as a director of PVH Corp., an international apparel manufacturer and retailer, from June 2006 through May 2014.
•	Prior to PVH Corp., Ms. Jenkins served as Senior Vice President, Chief Marketing Officer of Denny’s Corporation, a restaurant company, from 2002 to 2007 and as Chief Marketing Officer of El Pollo Loco restaurants from 1999 through mid‑2002. Ms. Jenkins also held several management positions with Taco Bell Corp. and PepsiCo International Foodservice.
•	Her early career in advertising included account management of brands such as McDonald’s, Sunny Delight Beverages and the Atlantic Richfield Company.
•	Ms. Jenkins is Chair of the Board of Directors of the Prisma Health - Upstate, one of the largest healthcare providers in the Southeast.

Jeffrey A. Kantor (age 61)

•	President of JAK Consulting, a consulting services firm focused on retail/wholesale business strategy, since Sep 2019.
•	Mr. Kantor retired in April 2019 after serving at Macy's for 36 years. Most recently, he served as the Chief Merchandising Officer at Macy’s Inc. since September 2017 until April 2019, served as the Chief Stores & Human Resources Officer at Macy's, Inc. since February 2017 until September 2017, and served as the Chief Stores Officer at Macy's Inc. since February 2015 until February 2017.
•	Previously, he served as Chief Stores Officer since February 2015. From February 2012 to February 2015, Mr. Kantor was the Chairman of macys.com. He was also macys.com's President for Merchandising from August 2010 to February 2012 and President of Merchandising for Home from May 2009 to August 2010.
•	Mr. Kantor was responsible for the buying, merchandising and marketing of home furnishings for Macy's stores nationwide. Mr. Kantor served as President of Furniture Division for Macy’s Home Store, a subsidiary of Macy's Inc. from February 2006 to May 2009. Mr. Kantor joined Macy's Home Store in February 2006. Mr. Kantor served as President of Big Ticket, Furniture and Rugs at Macy's.
•	Mr. Kantor started his career as an assistant buyer at the Boston-based Filene’s/Kaufmann’s division of May Department Stores Co. when he began his career in 1981. He also served as president and CEO of the Hecht’s/Strawbridge’s division of the May Co., which was acquired by Macy’s in 2005.

Thomas A. Kingsbury (age 68)

•	Mr. Kingsbury serves as an Independent Director at Big Lots, Inc. since April 2020, BJ’S Wholesale Club Holdings, Inc. since Feb 2020 and at Tractor Supply Co. since 2017.
•	Mr. Kingsbury has held many executive roles in the retail industry and has had responsibility for a wide range of business areas including operations, e-commerce, merchandising, marketing, IT, and business development.
•	He served as the President and CEO of Burlington Stores, Inc. from 2008 until his retirement in September 2019. Mr. Kingsbury also served as a member of the board of directors of Burlington Stores, Inc. from 2008 until February 2020, as Chairman of the board of directors from May 2014 to September 2019 and as their Executive Chairman from September 2019 to February 2020.
•	Prior to Burlington, Mr. Kingsbury was Senior Executive Vice President of Information Services, E-Commerce, Marketing and Business Development of Kohl’s Corporation from 2006 to 2008.
•	Mr. Kingsbury also held various management positions with The May Department Stores Company, an operator of department store chains, including President and Chief Executive Officer of the Filene’s division from 2000 to 2006.

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Margenett Moore-Roberts (age 50)

•	Ms. Moore-Roberts serves as Chief Inclusion & Diversity Officer for IPG DXTRA, a global collective of 28 marketing services and agency brands as a part of Interpublic Group since Jan 2020.
•	Previously, Ms. Moore-Roberts held Corporate Diversity & Inclusion leadership roles at Golin and Yahoo. She served as VP and Global Head of Inclusive Diversity at Yahoo from 2016 to 2017 and established Yahoo’s first Office of Inclusive Diversity as a global Center of Excellence. She also established and led the growth of Yahoo’s first video advertising network
•	Prior to joining Yahoo in 2011, she served as VP of Client Services & Ad Operations at Scanscout / Tremor Video (now known as Telaria) from 2007 to 2011 and VP of Client Services at Muze from 2001 to 2007.

Cynthia S. Murray (age 63)

•	Founder and Chief Executive Officer of Stanmore Partners, a senior leadership consultant to CEOs, private equity firms, and start-ups, since July 2018.
•	From January 2017 to July 2018, Ms. Murray was the President of Full Beauty Brands, a plus size women’s and men’s apparel and home goods holding company.
•	Ms. Murray served as Brand President of Chico’s FAS, Inc., a women’s clothing chain, from February 2009 to September 2016 driving rapid turnaround at the brand. After Chico posted -8% and -15% same-store sales in 2007 and 2008, Ms. Murray was instrumental in driving same-store sales growth of +6%, +6%, and +8% in 2009, 2010, and 2011, respectively, while also driving dramatically higher profitability.
•	From 2004 to 2009, Ms. Murray served as the Executive Vice President and Chief Merchandise Officer of Stage Stores, Inc., a department store specializing in retail brand names in apparel, home, fragrance, and shoes.
•	Prior to Stage Stores, Mrs. Murray was the Senior Vice President of Merchandising at Talbots, Inc., a specialty retailer for women’s apparel, from 1998 to 2004. Ms. Murray was also the Vice President of Saks Off Fifth, an off-price division of Saks Fifth Avenue, responsible for all women’s apparel, from 1997 to 2009.
•	Ms. Murray served on the Board of Directors of Francesca’s Collections, a specialty retailer offering women’s apparel, jewelry, shoes accessories and gift items, from 2008 to 2009.

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PROPOSAL NO. 1

ELECTION OF DIRECTORS

The Board is currently composed of twelve directors, each with a term expiring at the 2021 Annual Meeting. Macellum Badger has nominated nine independent, highly-qualified Nominees for election to the Board to replace nine incumbent directors.

If all our Nominees are elected, they will constitute a majority of the Board. If elected, our Nominees, subject to their fiduciary duties as directors, will seek to work with the other members of the Board to execute a turnaround plan for Kohl’s. While we have confidence that the Nominees’ plans for Kohl’s will put the Company on the right path towards substantial shareholder value creation, there can be no assurance that the implementation of any such turnaround plan will ultimately enhance shareholder value. In the event that the Nominees comprise less than a majority of the Board following the 2021 Annual Meeting, there can be no assurance that any actions or changes proposed by the Nominees, including the implementation of a turnaround plan, will be adopted or supported by the full Board.

We are soliciting proxies to elect only our nine Nominees. Accordingly, the enclosed WHITE proxy card may only be voted for the Nominees and does not confer voting power with respect to any of the Company’s director nominees. Shareholders who return the WHITE proxy card will only be able to vote for our nine Nominees, and will not have the opportunity to vote for any of the Company’s director nominees for any of the seats up for election at the 2021 Annual Meeting.

THE NOMINEES

The following information sets forth the name, age, business address, present principal occupation, and employment and material occupations, positions, offices, or employments for the past five years of each of the Nominees. The nominations were made in a timely manner and in compliance with the applicable provisions of the Company’s governing instruments. The specific experience, qualifications, attributes and skills that led us to conclude that the Nominees should serve as directors of the Company are set forth above in the section entitled “Reasons for the Solicitation” and below. This information has been furnished to us by the Nominees. All of the Nominees are citizens of the United States.

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Marjorie L. Bowen, age 55, is an experienced board director, having served on over a dozen public and private boards. Ms. Bowen’s principal occupation during the past five years has been private investing. Ms. Bowen’s directorships follow a nearly 20 year career in investment banking at Houlihan Lokey, where she advised boards of public companies on transaction, strategic and other shareholder matters and handled the firm’s fairness opinion practice. Ms. Bowen joined Houlihan Lokey in 1989, was a Managing Director in 1997, and was an active deal advisor to public company boards, a product and practice leader, as well as a member of the firm’s senior management. Ms. Bowen’s directorships include serving on the boards of directors of Centric Brands, Inc. (formerly NASDAQ: CTRC), a lifestyle brand, from April 2020 to October 2020, Navient Corporation (NASDAQ: NAVI), a corporation that has operations for servicing and collecting student loans, from May 2019 to May 2020, Vertellus, a provider of specialty chemicals, from December 2016 to May 2020, V Global Holdings, LLC, a leading global provider of specialty chemicals for the agriculture, nutrition, and pharmaceutical industry, from December 2016 to March 2020, Centerline Logistics Corporation, a private provider of marine transportation services, from December 2018 to June 2019, and Genesco Inc. (NYSE: GCO), a specialty retailer and wholesaler of footwear, apparel and accessories, from April 2018 to June 2019. Additionally, Ms. Bowen served as special independent director on the Board of Directors of Illinois Power Generating Company (a subsidiary of Dynegy Inc. (formerly NYSE:DYN), an energy company that was subsequently acquired), from December 2013 to January 2017. Ms. Bowen served on the Board of Directors of ShoreTel, Inc. (formerly NASDAQ: SHOR), a provider of cloud, premises based and hybrid business telephony and unified communications solutions, from August 2016 until it was acquired by Mitel Networks Corp. in September 2017. Additionally, Ms. Bowen served on the Board of Directors of SquareTwo Financial (now a part of Resurgent Holdings LLC), a financial asset recovery and management company, from June 2016 to July 2017. Ms. Bowen served on the Board of Directors of Hansen Medical, Inc. (formerly NASDAQ: HNSN), a medical device company, from July 2013 until its acquisition in April 2016. Prior to that, she served as a director of OmniForce, LLC, an athletic event production company, from June 2013 to October 2016, Dune Energy, Inc., an independent energy company engaged in the exploration and acquisition of oil & gas properties, from March 2013 to March 2015, Global Aviation Holdings, Inc., a provider of transportation services for the U.S. Military, from April 2008 to April 2014, The Talbots, Inc. (formerly NYSE: TLB), a specialty retailer offering women classic sportswear, casual wear, dresses, coats, sweaters, accessories, and shoes, from April 2010 to July 2012, Euramax International, Inc., an international producer of steel, vinyl, copper and fiberglass products for OEMs, distributors, contractors and home centers, from July 2009 to April 2012, and Texas Industries, Inc. (now a subsidiary of Martin Marietta Materials, Inc.), from October 2009 to August 2010. Ms. Bowen received a B.A. in Economics from Colgate University in 1987 and an M.B.A. from the University of Chicago in 1989.

We believe that Ms. Bowen’s extensive board experience coupled with her investment banking and financial expertise would make her a valuable asset to the Board.

James T. Corcoran, age 38, has served as Partner at AREX Capital Management, LP, an investment management firm focused on special situations, activism and catalyst-driven investing, since August 2019. Mr. Corcoran has also served as Chief Executive Officer of Purple Mountain Capital Partners LLC, a private investment firm, since he founded the firm in June 2017. Prior to that, Mr. Corcoran served as a Principal at Highfields Capital Management, a value-oriented investment management firm in Boston, from August 2010 to March 2016. Mr. Corcoran served as an investment banking analyst for Credit Suisse (USA), Inc., a provider of investment banking services, in its leveraged finance and restructuring group, from 2006 to 2008, in addition to working in its hedge funds investment group, from 2005 to 2006. Mr. Corcoran served on the board directors of Tuesday Morning Corporation (NASDAQ: TUES), an American discount, off-price retailer specializing in domestic and international, designer and name-brand closeout merchandise, from November 2017 to December 2020. Mr. Corcoran received his MBA from the Harvard Business School and his AB with honors in Economics and Political Science from the University of Chicago. Mr. Corcoran is also a CFA charterholder.

We believe that Mr. Corcoran’s extensive knowledge of the capital markets and corporate governance practices, as well as his experience as a director of a publicly traded retailer, make him a well-qualified addition to the Board.

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David A. Duplantis, age 56, has served as the Founder of David Duplantis Advisory, an independent advisor and advisory board member to early stage companies in fashion, beauty, media, automotive and technology, since January 2017. Prior to that, Mr. Duplantis held a number of senior level management positions at Coach, Inc. (“Coach”), a global fashion company, from 1998 to July 2016, including most recently as President, Global Marketing, Digital, CRM & Customer Experience, from January 2015 to July 2016, President and Executive VP, Global Web, Digital Media & Customer Engagement, from August 2011 to December 2014, and Senior Vice President, Global Web & Digital Media, from July 2009 to July 2011 and North American Retail & Internet, from August 2005 to June 2009. Mr. Duplantis began his career working for a variety of retailers including, J. Crew, Inc. (1995 to 1998), The GAP, Inc. (NYSE: GPS) (1993 to 1995), and Macy’s WEST (1986 to 1993).

We believe that Mr. Duplantis’ experience as a global retail and e-commerce leader with over 25 years of experience driving growth and transformation for iconic specialty and fashion brands would make him a valuable addition to the Board.

Jonathan Duskin, age 53, has served as Chief Executive Officer of Macellum Capital Management, LLC, a Delaware limited liability company (“Macellum Capital”), which operates a New York-based pooled investment fund, since July 2009, and as the sole member of Macellum GP, which is the general partner of Macellum Capital and the Nominating Shareholder, since September 2011. From January 2005 to February 2008, Mr. Duskin served as a Managing Director and Partner at Prentice Capital Management, LP, an investment management firm. From March 2002 to January 2005, Mr. Duskin was a Managing Director at S.A.C. Capital Associates LLC, a New York-based hedge fund. From January 1998 to January 2002, Mr. Duskin was a Managing Director at Lehman Brothers Inc., an investment bank, and served as Head of Product Management and Chairman of the Investment Policy Committee within the Research Department. Mr. Duskin has served on the board of directors of Citi Trends, Inc. (NASDAQ: CTRN), a retail clothing chain selling discounted products targeted primarily at urban customers, since May 2017, and Christopher & Banks Corporation (OTC: CBKC), a retail company, since June 2016. Mr. Duskin previously served on the board of directors of The Wet Seal, Inc. (formerly NASDAQ: WTSL), a fashion retailer, from March 2006 to October 2012. Mr. Duskin also served on the boards of directors of Whitehall Jewelers, Inc. and Furniture.com Inc. Mr. Duskin holds a B.A. in Finance and Economics from the University of Massachusetts at Amherst.

We believe that Mr. Duskin will bring considerable business, financial services and retail investment expertise, having provided financial and investment banking services to a variety of public and private companies, as well as a shareholder mindset, as the beneficial owner of 8,716,732 shares of Common Stock, including 2,000,000 shares underlying long call options currently exercisable.

Margaret L. Jenkins, age 69, has served on the board of directors of Citi Trends, Inc. (NASDAQ: CTRN), a retail clothing chain selling discounted products targeted primarily at urban customers, since October 2017, and as Chair of Prima Health-Upstate, one of the largest healthcare providers in the Southeast, since October 2017. Previously, Ms. Jenkins served as Chief Marketing Officer and Senior Vice President of Denny’s Corporation (NASDAQ: DENN), a family restaurant company, from June 2002 to August 2007. Before that, she served as Chief Marketing Officer of El Pollo Loco, Inc. (NASDAQ: LOCO), a California-based quick service restaurant chain, from 1999 to 2002. Earlier in her career, Ms. Jenkins held several management positions with Taco Bell Corp. and PepsiCo International Foodservice. Ms. Jenkins began her career in advertising, serving as an account director on brands such as McDonald’s, Sunny Delight Beverages, and BP PLC’s convenience store chain. Previously, Ms. Jenkins served on the board of directors of PVH Corp. (NYSE: PVH), an international apparel and retail company, from June 2006 to May 2014. Ms. Jenkins received her Bachelor of Arts in Journalism and Communication at University of Colorado.

We believe that Ms. Jenkins’ extensive background in retail and consumer marketing management and advertising, as well as her performance on boards of both public and not-for-profit companies, make her highly qualified to serve on the Board.

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Jeffrey A. Kantor, age 61, has served as President of JAK Consulting, a consulting services firm focused on retail/wholesale business strategy, since September 2019. Prior to that, Mr. Kantor served in a variety of senior executive positions at Macy’s, Inc. (NYSE: M), an American department store chain, including most recently as Chief Merchandising Officer, from September 2017 to April 2019, as Chief Human Resources Officer, from February 2017 to September 2017, as Chief Stores Officer, from February 2015 to September 2017, as Chairman of Macy’s.com, from February 2012 to February 2015, and President of Macy’s.com, from August 2010 to February 2012. Prior to that, Mr. Kantor served in senior executive roles at Macy’s Furniture and later at Macy’s Home Store, from February 2006 to August 2010. From 2004 to 2006, Mr. Kantor served as Chief Executive Officer and President of the Hecht’s Company, a large chain of department stores. Mr. Kantor began his career at Filene’s, a division of The May Department Stores Company. Mr. Kantor has served on the board of directors of Ronald McDonald House New York, a children’s charity that provides temporary accommodation for medical patients, since February 2018. Mr. Kantor holds a Bachelor of Business Administration in Marketing and Finance from University of Massachusetts Amherst.

We believe that Mr. Kantor’s almost 40 years of experience in the retail industry in a number of leadership roles, where he oversaw merchandising, planning, private label development, on-line, retail and stores, make him well-qualified to serve on the Board.

Thomas A. Kingsbury, age 68, most recently served as the Chairman of the Board of Burlington Stores, Inc. (NYSE: BURL) (“Burlington”), a national off-price department store retailer, from September 2014 to January 2020. Mr. Kingsbury also served as President and Chief Executive Officer and as a member of the Board of Directors of Burlington, from December 2008 until his retirement in September 2019. Previously, Mr. Kingsbury served as Senior Executive Vice President of Information Services, E-Commerce, Marketing and Business Development of Kohl’s Corporation (NYSE: KSS), a department store retail chain, from August 2006 to December 2008. Prior to that, Mr. Kingsbury also held various management positions with The May Department Stores Company, an operator of department store chains, starting in 1976, including President and Chief Executive Officer of the Filene’s division from 2000 to 2006. Currently, Mr. Kingsbury serves on the Board of Directors of Tractor Supply Company (NASDAQ: TSCO), a retail chain of stores that offers products for home improvement, agriculture, lawn and garden maintenance, livestock, equine and pet care, since November 2017, BJ’s Wholesale Club Holdings, Inc. (NYSE: BJ), a membership-only warehouse club chain, since February 2020, and Big Lots, Inc. (NYSE: BIG), a retail company, since May 2020. Mr. Kingsbury holds a B.B.A in Marketing from University of Wisconsin.

We believe that Mr. Kingsbury’s more than 40 years of experience in the retail industry, which provides him with a comprehensive understanding of customer dynamics and shifting consumer preferences, combined with his broad-based retail experience and extensive experience in senior leadership positions, make him well qualified to serve on the Board.

Cynthia S. Murray (Cinny), age 63, is the Founder and has served as Chief Executive Officer of Stanmore Partners, a senior leadership consultant to CEOs, private equity firms, and start-ups, since July 2018. From January 2017 to July 2018, she was the President of Full Beauty Brands, a plus size women’s and men’s apparel and home goods holding company. Prior to that, she was the President of Chico’s Brand, FAS, Inc. (NYSE: CHS), a women’s clothing chain, from February 2009 to September 2016. From 2004 to 2009, Ms. Murray served as the Executive Vice President and Chief Merchandise Officer of Stage Stores, Inc., a department store specializing in retail brand names in apparel, home, fragrance and shoes. She was also the Senior Vice President of Merchandising at Talbots, Inc., a specialty retailer for women’s apparel, from 1998 to 2004. Ms. Murray was also the Vice President of Saks Off Fifth, an off-price division of Saks Fifth Avenue, responsible for all women’s apparel, from 1997 to 2009. Ms. Murray served on the Board of Directors of Francesca’s Collections prior to its initial public offering, a specialty retailer offering women’s apparel, jewelry, shoes accessories and gift items, from 2008 to 2009. She currently serves on the Board of Trustees and was the Honorary Chair of the Naples Shelter for Women and Children. Additionally, she serves on the Board of Governors for the FSU School of Business and was inducted to the Florida State University College of Business Hall of Fame in 2014. She holds a B.S. in Business from the Florida State University.

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We believe that Ms. Murray’s over 20 years of leadership experience as a C-Suite Executive as well as her accomplished track record in business turnarounds, share growth and long term strategy would make her a well-qualified addition to the Board.

Margenett Moore-Roberts, age 50, has served as Chief Inclusion & Diversity Officer at IPG DXTRA, a global collective of marketing services and agency brands and a division of The Interpublic Group of Companies, Inc. (NYSE: IPG), since January 2020 and Founder and Chief Executive Officer of The Moore Roberts Group, LLC (a/k/a MRG Inclusion Solutions), a diversity, equity and inclusion consulting group for organizations focused on strategy development, workshop development and facilitation, executive inclusion coaching, and inclusive market strategy, since April 2018. Prior to that, Ms. Moore-Roberts served as Chief Inclusion & Diversity Officer at Golin, a public relations agency within IPG DXTRA, from May 2018 to January 2020. From September 2011 to July 2017, Ms. Moore-Roberts held a variety of positions at Yahoo! Inc. (formerly NASDAQ: YHOO) (“Yahoo”), a web services provider, including as Vice President, Global Head, Inclusive Diversity from March 2016 to July 2017, Senior Director, Video Advertising Strategy, from January 2013 to February 2016 and as General Manager of Video Monetization at Interclick, an online advertising technology company that was acquired by Yahoo, from September 2011 to January 2013. Before that, Ms. Moore-Roberts served as Vice President of Client Services and Ad Operations at Tremor Video (n/k/a Telaria (NYSE: TLRA)), a video advertising company, from November 2010 to June 2011, and also at ScanScout, from June 2007 until it merged with Tremor Video in November 2010. Earlier in her career, Ms. Moore-Roberts served as Vice President, Client Services at Muze Inc., a provider of media information, metadata and digital previews for digital entertainment products, from 2001 to 2007, and as Director of Client Services at a number of media companies, including Vindigo, Inc., govWorks and C2 Media. Ms. Moore-Roberts received a B.A. from Otterbein University and holds a Diversity and Inclusion Certificate from Cornell University ILR.

We believe that Ms. Moore-Roberts’ broad functional experience in operations, account management, customer service, product management, human resources and business strategy across a variety of industries, including digital media, technology, data management and licensing, marketing services, communications, and software development, would make her a valuable asset to the Board.

The principal business address of Ms. Bowen is 60126 Davie, Chapel Hill, NC 27517. The principal business address of Mr. Corcoran is 175 Varick Street, 2nd Floor, New York, NY 10014. The principal business address of Mr. Duplantis is 120 Eleventh Avenue #3B, New York, NY 10011. The principal business address of Mr. Duskin is 99 Hudson Street, 5th Floor, New York, NY 10013. The principal business address of Ms. Jenkins is 18 Tamaron Way, Greer, SC 29650. The principal business address of Mr. Kantor is 17 Fenbrook Drive, Larchmont, NY 10538. The principal business address of Mr. Kingsbury is 170 Golf House Road, Haverford, PA 19041. The principal business address of Ms. Murray is 9959 Brassie Bend, Naples, FL 34108. The principal business address of Ms. Moore-Roberts is 909 Third Avenue, 5th Floor, New York, NY 10022.

As of the date hereof, none of the Nominees, except Mr. Duskin and Ms. Bowen, own beneficially or of record any shares of Common Stock and have not entered into any transactions in shares of the Common Stock during the past two (2) years. As of the date hereof, Ms. Bowen beneficially owns 27 shares of Common Stock that are held as part of a portfolio of securities in a fund that mimics the S&P 500 return. Ms. Bowen maintains sole voting and dispositive power over these shares. The shares of Common Stock purchased by Ms. Bowen were purchased in the open market with personal funds. As the sole member of Macellum GP, Mr. Duskin may be deemed to beneficially own the 8,716,732 shares of Common Stock beneficially owned directly by Macellum Badger Fund and Macellum Badger Fund II, including 2,00,000 shares underlying long call options currently exercisable. The shares of Common Stock purchased by Macellum Badger were purchased in the open market with working capital.

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Each of the Nominees may be deemed to be a member of a “group” with the Legion Group, the Ancora Group, Macellum Group and the 4010 Group for the purposes of Section 13(d)(3) of the Exchange Act, and accordingly, the group may be deemed to beneficially own the 14,950,632 shares of Common Stock beneficially owned in the aggregate by the Participants, including 3,481,600 shares underlying call options that are currently exercisable. Each Participant disclaims beneficial ownership with respect to the shares of Common Stock reported owned in this Proxy Statement, except to the extent of its, his or her pecuniary interest therein. Each Participant may be deemed to have the power to vote and dispose of the shares of Common Stock disclosed herein that he or it directly beneficially owns or he or it may be deemed to beneficially own. For information regarding purchases and sales of securities of the Company during the past two (2) years by the Participants, see Schedule I.

The Nominating Shareholder believes that each Nominee presently is, and if elected as a director of Kohl’s would be, an “independent director” within the meaning of (i) applicable NYSE listing standards applicable to board composition, including Rule 303A.02 and (ii) Section 301 of the Sarbanes-Oxley Act of 2002. Notwithstanding the foregoing, the Nominating Shareholder acknowledges that no director of a NYSE listed company qualifies as “independent” under the NYSE listing standards unless the board of directors affirmatively determines that such director is independent under such standards. Accordingly, the Nominating Shareholder acknowledges that if any Nominee is elected, the determination of the Nominee’s independence under the NYSE listing standards ultimately rests with the judgment and discretion of the Board. No Nominee is a member of the Company’s compensation, nominating or audit committee that is not independent under any such committee’s applicable independence standards.

On January 11, 2021, Macellum Badger, Legion Partners Holdings and Ancora Alternatives entered into letter agreements (the “Indemnification Agreements”) with each of the Nominees, except Mr. Duskin, pursuant to which each of Macellum Badger, Legion Partners Holdings and Ancora Alternatives have agreed to indemnify such Nominees against claims arising from the Solicitation and any related transactions.

On January 18, 2021, each of the Participants entered into a Joint Filing and Solicitation Agreement which amended and restated the Group Agreement and Joinder Agreement, in which, among other things, (a) they agreed, to the extent required by applicable law, to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Company, (b) they agreed to solicit proxies or written consents for the election of the Nominees, or any other person(s) nominated by the Nominating Shareholder, to the Board at the 2021 Annual Meeting (the “Solicitation”), (c) they agreed to provide notice to the Investor Group’s legal counsel and a representative of the Legion Group of all trading in the securities of the Company, (d) the Macellum Group, Ancora Group, and Legion Group agreed to bear all expenses incurred in connection with the Investor Group’s activities, including approved expenses incurred by any of the Participants in connection with the Solicitation, subject to certain limitations, and (e) the Nominees (other than Mr. Duskin) agreed, not to undertake or effect any purchase, sale, acquisition or disposal of any securities of the Company, undertake any expenses in connection with the Solicitation or communicate on behalf of the Investor Group with regards to the Company without the prior written consent of the Macellum Group, Ancora Group, and Legion Group.

Each of the Nominees, except Mr. Duskin, has granted Mr. Duskin, Christopher S. Kiper, and Jim Chadwick powers of attorney (the “POAs”) to execute certain SEC filings and other documents in connection with the Solicitation.

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Other than as stated herein, and except for compensation received by Mr. Duskin as the sole member of Macellum GP, the general partner of the Nominating Shareholder, there are no arrangements or understandings between or among any members of the Investor Group or any other person or persons pursuant to which the nomination of the Nominees described herein is to be made, other than the consent by each of the Nominees to be named in this Proxy Statement and to serve as a director of the Company if elected as such at the 2021 Annual Meeting. None of the Nominees is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries in any material pending legal proceedings.

If the Investor Group is successful in electing six or more of the Nominees at the 2021 Annual Meeting, then a change of control of the Board may be deemed to have occurred under certain of the Company’s material contracts.  Based on a review of the Company’s material contracts and agreements, such a change of control may trigger certain change of control provisions or payments contained therein in the following of the Company’s material contracts and agreements: (i) the Credit Agreement, dated as of April 16, 2020, by and among the Company, certain of the Company’s subsidiaries named therein, Wells Fargo Bank, National Association, as agent, and the other lenders party therein (the “Credit Agreement”), (ii) the Indenture, dated as of December 1, 1995, between the Company and The Bank of New York, and each of the supplemental indentures related thereto (collectively, together with the Credit Agreement, the “Debt Documents”), (iii) the Warrant to Purchase Common Stock, dated as of April 18, 2019, between the Company and Amazon.com NV Investment Holdings LLC (the “Warrant”), (iv) certain employment and executive compensation agreements between the Company and its named executive officers and certain key employees (collectively, the “Compensation Agreements”), and (v) certain of the Company’s equity plans, including the 1997 Stock Option Plan for Outside Directors, 2003 Long-Term Compensation Plan, amended and restated effective as of August 12, 2008, Deferred Compensation Plan, effective as of January 1, 2005, the 2010 Long Term Incentive Plan, approved May 13, 2020 and the 2017 Long-Term Compensation Plan Compensation Incentive Plan, approved May 10, 2017 (together with the Debt Documents, the Warrant and the Compensation Agreements, the “Material Agreements”). Macellum Badger further understands that triggering the Change in Control Provisions in certain of the Debt Documents may require that the Company make an irrevocable repurchase offer at 101% of the aggregate principal amount of its outstanding notes plus any accrued and unpaid interest if the change of control is accompanied by a “below investment grade rating event” (as such term is used in the Debt Documents), which could subsequently trigger the repayment of the Credit Agreement.

Macellum Badger has requested that the Board, under its discretionary authority pursuant to the Material Agreements, facilitates the exercise of the shareholder franchise by certifying the Nominees as “continuing directors” or approving of the Nominees’ nomination for purposes of the Material Agreements prior to the 2021 Annual Meeting. The Company has not yet responded to this request.

Macellum Badger reserves the right to nominate additional person(s), to the extent this is not prohibited under Kohl’s organizational documents and applicable law, if Kohl’s increases the size of the Board above its existing size or increases the number of directors whose terms expire at the 2021 Annual Meeting. Additional nominations made pursuant to the preceding sentence are without prejudice to our position that any attempt to increase the size of the current Board or to classify the Board constitutes an unlawful manipulation of Kohl’s corporate machinery.

WE STRONGLY URGE YOU TO VOTE “FOR” THE ELECTION OF THE NOMINEES ON THE ENCLOSED WHITE PROXY CARD

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PROPOSAL NO. 2

RATIFICATION OF THE APPOINTMENT OF OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

As discussed in further detail in the Company’s proxy statement, the Company has proposed that the shareholders ratify the Audit Committee’s appointment of Ernst & Young as the Company’s independent registered public accounting firm for the fiscal year ending January 30, 2021. Additional information regarding this proposal is contained in the Company’s proxy statement.

WE MAKE NO RECOMMENATION WITH RESPECT TO THE RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG AS THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM OF THE COMPANY FOR ITS FISCAL YEAR ENDING JANUARY 30, 2021 AND INTEND TO VOTE OUR SHARES “FOR” THIS PROPOSAL.

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PROPOSAL NO. 3

ADVISORY VOTE ON THE APPROVAL OF THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS

As discussed in further detail in the Company’s proxy statement, the Company is asking shareholders to approve, on an advisory basis, the compensation of the Company’s named executive officers as described under “Compensation Discussion and Analysis” in the Company’s proxy statement and the related executive compensation tables, notes and narrative. Accordingly, the Company is asking shareholders to vote for the following resolution:

“RESOLVED, that the Company’s shareholders approve, on an advisory basis, the compensation paid to our named executive officers, as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion & Analysis, compensation tables and narrative discussion.”

As discussed in the Company’s proxy statement, while the vote on the executive compensation resolution is non-binding, the Compensation Committee and the Board value the views of Kohl’s shareholders and will take the outcome into account when considering future compensation decisions affecting the Company’s named executive officers.

We believe that the Board has approved a poorly designed executive compensation program that insufficiently ties rewards to performance and are therefore recommending that shareholder vote AGAINST this proposal.

In 2010, Kohl’s top 5 executives earned a healthy $21 million in total compensation, at a time when sales were $18.4 billion and operating income was $2.1 billion. Fast-forward to 2019, when sales had increased slightly, to just under $19 billion, but operating income had declined by ~42%, to $1.2 billion. While one may think that such weak results should justify lower executive pay, compensation for the top 5 executives instead increased to $30 million in 2019.

This seems to be made possible by an arrangement, approved by the Board, that pays executives a target bonus for achieving worse sales results than in prior years. In 2017, for example, the long term incentive plan (LTIP) goals set by the Board for fiscal years 2017 through 2019 implied that executives could receive target bonuses (100% of base) with average annual sales and average annual adjusted net income 2% and 23% below 2016 levels, respectively.

It is shocking that the Board has constructed a compensation plan which has systematically provided compensation rewards for not growing sales.

FOR THESE REASONS, AMONG OTHERS, WE RECOMMEND A VOTE “AGAINST” THE APPROVAL OF THE NON-BINDING ADVISORY REOLUTION ON THE COMPENSATION OF THE COMPANY’S NAMED EXECUTIVE OFFICERS AND INTEND TO VOTE OUR SHARES “AGAINST” THE APPROVAL OF THE NON-BINDING ADVISORY REOLUTION ON THE COMPENSATION OF THE COMPANY’S NAMED EXECUTIVE OFFICERS.

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VOTING AND PROXY PROCEDURES

Shareholders are entitled to one vote for each share of Common Stock held of record on the Record Date with respect to each matter to be acted on at the 2021 Annual Meeting. Only shareholders of record on the Record Date will be entitled to notice of and to vote at the 2021 Annual Meeting. Shareholders who sell their shares of Common Stock before the Record Date (or acquire them without voting rights after the Record Date) may not vote such shares of Common Stock. Shareholders of record on the Record Date will retain their voting rights in connection with the 2021 Annual Meeting even if they sell such shares of Common Stock after the Record Date. Based on publicly available information, the Investor Group believes that the only outstanding class of securities of the Company entitled to vote at the 2021 Annual Meeting is the Common Stock.

Shares of Common Stock represented by properly executed WHITE proxy cards will be voted at the 2021 Annual Meeting as marked and, in the absence of specific instructions, will be voted FOR the election of the Nominees, FOR the ratification of Ernst & Young as the Company’s as the independent registered public accounting firm of the Company for the fiscal year ending January 30, 2021, AGAINST the approval of the non-binding advisory resolution on the compensation of the Company’s named executive officers, and in the discretion of the persons named as proxies on all other matters as may properly come before the 2021 Annual Meeting, as described herein.

According to the Company’s proxy statement for the 2021 Annual Meeting, the current Board intends to nominate twelve candidates for election at the 2021 Annual Meeting. This Proxy Statement is soliciting proxies to elect only the Nominees. Accordingly, the enclosed WHITE proxy card may only be voted for the Nominees and does not confer voting power with respect to the Company’s nominees. The Participants intend to vote the Investor Group Shares in favor of the Nominees. Shareholders should refer to the Company’s proxy statement for the names, backgrounds, qualifications and other information concerning the Company’s nominees.   In the event that some of the Nominees are elected, there can be no assurance that the Company nominee(s) who get the most votes and are elected to the Board will choose to serve as on the Board with the Nominees who are elected.

QUORUM; BROKER NON-VOTES; DISCRETIONARY VOTING

A quorum is the minimum number of shares of Common Stock that must be represented at a duly called meeting in person or by proxy in order to legally conduct business at the meeting. For the 2021 Annual Meeting, the presence, in person or by proxy, of the holders of at least a majority of the outstanding shares of Common Stock outstanding as of the Record Date, will be considered a quorum allowing votes to be taken and counted for the matters before the shareholders.

Abstentions are counted as present and entitled to vote for purposes of determining a quorum. Shares represented by “broker non-votes” also are counted as present and entitled to vote for purposes of determining a quorum. However, if you hold your shares in street name and do not provide voting instructions to your broker, your shares will not be voted on any proposal on which your broker does not have discretionary authority to vote (a “broker non-vote”). Under applicable rules, your broker will not have discretionary authority to vote your shares at the 2021 Annual Meeting on any of the proposals.

If you are a shareholder of record, you must deliver your vote by mail or attend the 2021 Annual Meeting in person and vote in order to be counted in the determination of a quorum.

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VOTES REQUIRED FOR APPROVAL

Election of Directors ─ The Company has adopted a plurality vote standard for contested director elections and majority vote standard for uncontested director elections.  In a contested election, the twelve nominees receiving the highest number of affirmative votes will be elected as directors of the Company. If you abstain from voting on any of the nominees, your shares will be counted for purposes of determining whether there is a quorum, but will have no effect on the election of those nominees.   Proxy cards specifying that votes should be withheld with respect to one (1) or more nominees will result in those nominees receiving fewer votes but will not count as votes against the nominees.  Neither an abstention nor a broker non-vote will count as a vote cast “FOR” or “AGAINST” a director nominee.  Therefore, abstentions and broker non-votes will have no direct effect on the outcome of the election of directors.

Ratification of Appointment of Accountants ─ According to the Company’s proxy statement, assuming that a quorum is present, the selection of Ernst & Young as the Company’s independent registered public accounting firm for the fiscal year ending January 30, 2021 will be deemed to have been ratified if the number of votes cast “FOR” ratification of the appointment by holders entitled to vote exceeds the number of votes cast opposing the ratification of the appointment.  Therefore, broker non-votes and abstentions will have no direct effect on the outcome of this proposal.

Advisory Resolution to Approve Executive Compensation ─ According to the Company’s proxy statement, although the vote is non-binding, assuming that a quorum is present, the advisory vote on the Company’s named executive officers’ compensation will be approved if the number of votes cast “FOR” approval of such advisory resolution by holders entitled to vote exceeds the number of votes cast opposing the approval of the advisory resolution.  Therefore, broker non-votes and abstentions will have no direct effect on the outcome of this proposal.

If you sign and submit your WHITE proxy card without specifying how you would like your shares voted, your shares will be voted in accordance with the Investor Group’s recommendations specified herein and in accordance with the discretion of the persons named on the WHITE proxy card with respect to any other matters that may be voted upon at the 2021 Annual Meeting.

REVOCATION OF PROXIES

Shareholders of the Company may revoke their proxies at any time prior to exercise by attending the 2021 Annual Meeting and voting in person (although attendance at the 2021 Annual Meeting will not in and of itself constitute revocation of a proxy) or by delivering a written notice of revocation. The delivery of a subsequently dated proxy which is properly completed will constitute a revocation of any earlier proxy. The revocation may be delivered either to the Investor Group in care of Saratoga at the address set forth on the back cover of this Proxy Statement or to the Company N56 W17000 Ridgewood Drive, Menomonee Falls, WI 53051 or any other address provided by the Company. Although a revocation is effective if delivered to the Company, we request that either the original or photostatic copies of all revocations be mailed to the Investor Group in care of Saratoga at the address set forth on the back cover of this Proxy Statement so that we will be aware of all revocations and can more accurately determine if and when proxies have been received from the holders of record on the Record Date of a majority of the outstanding shares of Common Stock. Additionally, Saratoga may use this information to contact shareholders who have revoked their proxies in order to solicit later dated proxies for the election of the Nominees.

IF YOU WISH TO VOTE FOR THE ELECTION OF THE NOMINEES TO THE BOARD, PLEASE SIGN, DATE AND RETURN PROMPTLY THE ENCLOSED WHITE PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED.

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SOLICITATION OF PROXIES

The solicitation of proxies pursuant to this Proxy Statement is being made by the Investor Group. Proxies may be solicited by mail, facsimile, telephone, electronic mail, in person and by advertisements. Solicitations may also be made by certain of the respective directors, officers, members and employees of the Investor Group, none of whom will, except as described elsewhere in this Proxy Statement, receive additional compensation for such solicitation. The Nominees may make solicitations of proxies but, except as described herein, will not receive compensation for acting as director nominees.

We have retained Saratoga for solicitation and advisory services in connection with solicitations relating to the 2021 Annual Meeting. Saratoga will receive up to $150,000, applicable toward the final fee to be mutually agreed upon by the Investor Group and Saratoga and reimbursement of reasonable out-of-pocket expenses for its services to the Investor Group in connection with the Solicitation. Arrangements will also be made with custodians, nominees and fiduciaries for forwarding proxy solicitation materials to beneficial owners of common stock held as of the record date for the 2021 Annual Meeting. The Investor Group will reimburse such custodians, nominees and fiduciaries for reasonable expenses incurred in connection therewith. In addition, directors, officers, members and certain other employees of the Investor Group may solicit proxies as part of their duties in the normal course of their employment without any additional compensation. It is anticipated that Saratoga will employ approximately twenty (20) persons to solicit shareholders for the 2021 Annual Meeting.

The Legion Group, the Macellum Group, the Ancora Group and the 4010 Group will pay all costs of the Solicitation. The Investor Group may seek reimbursement from the Company of all expenses it incurs in connection with the Solicitation but do not intend to submit the question of such reimbursement to a vote of shareholders of the Company. The expenses incurred by the Investor Group to date in furtherance of, or in connection with, the Solicitation is approximately $[ ]. The Investor Group anticipates that its total expenses will be approximately $[ ]. The actual amount could be higher or lower depending on the facts and circumstances arising in connection with any the solicitation.

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ADDITIONAL PARTICIPANT INFORMATION

The Participants in this proxy solicitation are the Legion Group, the Macellum Group, the Ancora Group, the 4010 Group and the Nominees. The principal business of Macellum Badger and Macellum Badger II is investing in securities. The principal business of Macellum Advisors is serving as the investment manager for each of Macellum Badger and Macellum Badger II. The principal business of Macellum GP is serving as the general partner of Macellum Badger, Macellum Badger II and Macellum Advisors. The principal business of Mr. Duskin is as set forth elsewhere in this Notice. The principal business of Legion Partners Holdings is serving as the sole member of Legion Partners Asset Management and sole member of Legion LLC. The principal business of each of Legion Partners I, Legion Partners II and Legion Partners Special XV is investing in securities. The principal business of Legion LLC is serving as the general partner of each of Legion Partners I, Legion Partners II, Legion Partners Special XV and certain other affiliated funds. The principal business of Legion Partners Asset Management is managing investments in securities and serving as the investment advisor of each of Legion Partners I, Legion Partners II, Legion Partners Special XV and certain other affiliated funds. The principal occupation of each of Messrs. Kiper and White is serving as a managing director of Legion Partners Asset Management and a managing member of Legion Partners Holdings. The principal business of Ancora Merlin, Ancora Merlin Institutional, Ancora Catalyst Institutional, Ancora Catalyst, Ancora SPV I Series M, Ancora SPV I Series N, Ancora SPV I Series O, Ancora SPV I Series P and Ancora Segregated Portfolio G is investing in securities. The principal business of Ancora Alternatives is serving as a registered investment advisor to certain of its affiliates and accounts separately managed, including each of Ancora Merlin, Ancora Merlin Institutional, Ancora Catalyst Institutional, Ancora Catalyst, Ancora SPV I Series M, Ancora SPV I Series N, Ancora SPV I Series O, Ancora SPV I Series P and Ancora Segregated Portfolio G. The principal business of Ancora Family Wealth is serving as a registered investment advisor to certain of its affiliates and accounts separately managed, including the Ancora Family Wealth SMAs. The principal business of Ancora Advisors is serving as the investment advisor to certain of its affiliates and accounts separately managed, including the Ancora Advisors SMA. The principal business of Inverness Holdings is serving as the sole member of Ancora Family Wealth. The principal business of Ancora Inc. is serving as the sole member of Ancora Advisors. The principal business of Ancora Holdings is serving as the direct and indirect parent company of certain registered investment advisors, including Ancora Alternatives and Ancora Advisors. The principal occupation of Mr. DiSanto is serving as the Chairman and Chief Executive Officer of Ancora Holdings. The principal business of 4010 Partners is investing in securities. The principal business of 4010 Capital is serving as the investment manager of 4010 Partners. The principal business of Mr. Litt is serving as a managing member of 4010 Capital and 4010 Partners. Messrs. Kiper, White, and DiSanto are citizens of the United States.

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The address of the principal office of each of the members of the Legion Group is 12121 Wilshire Blvd, Suite 1240, Los Angeles, CA 90025. The address of the principal office of each of the members of the Macellum Group is 99 Hudson Street, 5th Floor, New York, NY 10013. The address of the principal office of each of the members of the Ancora Group is 6060 Parkland Boulevard, Suite 200, Cleveland, OH 44124, except the address of the principal office of Ancora Segregated Portfolio G is 94 Solaris Avenue, Box 1348, Camana Bay, Grand Cayman, Cayman Islands KY1-1108. The address of the principal office of each of the members of the 4010 Group is 48 Brookridge Drive, Greenwich, CT 06830.

As of the date hereof, Macellum Badger beneficially owned directly 273,611 shares of Common Stock, including 56,400 Shares underlying long call options currently exercisable and 1,000 shares held in record name. As of the date hereof, Macellum Badger II beneficially owned directly 8,443,121 shares of Common Stock, including 1,943,600 Shares underlying long call options currently exercisable. As the investment manager of Macellum Badger and Macellum Badger II, Macellum Advisors may be deemed to beneficially own the 273,611 shares of Common Stock beneficially owned directly by Macellum Badger, including 56,400 Shares underlying long call options currently exercisable and 8,443,121 shares of Common Stock beneficially owned directly by Macellum Badger II, including 1,943,600 Shares underlying long call options currently exercisable. As the general partner of Macellum Badger, Macellum Badger II and Macellum Advisors, Macellum GP may be deemed to beneficially own the 273,611 shares of Common Stock beneficially owned directly by Macellum Badger, including 56,400 Shares underlying long call options currently exercisable and 8,443,121 shares of Common Stock beneficially owned directly by Macellum Badger II, including 1,943,600 Shares underlying long call options currently exercisable. As the sole member of Macellum GP, Mr. Duskin may be deemed to beneficially own the 273,611 shares of Common Stock beneficially owned directly by Macellum Badger, including 56,400 Shares underlying long call options currently exercisable and 8,443,121 shares of Common Stock beneficially owned directly by Macellum Badger II, including 1,943,600 Shares underlying long call options currently exercisable.

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As of the date hereof, Legion Partners I beneficially owned directly 1,891,990 shares of Common Stock, including 567,900 shares underlying long call options that are currently exercisable. As of the date hereof, Legion Partners II beneficially owned directly 111,360 shares of Common Stock, including 43,000 shares underlying long call options that are currently exercisable. As of the date hereof, Legion Partners Special XV beneficially owned directly 108,400 shares of Common Stock, including 25,900 shares underlying long call options that are currently exercisable. As of the date hereof, Legion Partners Holdings owned directly 100 shares of Common Stock, all of which are held in record name. As the sole member of Legion Partners Asset Management and sole member of Legion LLC, Legion Partners Holdings may also be deemed to beneficially own the 1,891,990 shares of Common Stock beneficially owned directly by Legion Partners I, including 567,900 shares underlying long call options that are currently exercisable, 111,360 shares of Common Stock beneficially owned directly by Legion Partners II, including 43,000 shares underlying long call options that are currently exercisable, and 108,400 shares of Common Stock beneficially owned directly by Legion Partners Special XV, including 25,900 shares underlying long call options that are currently exercisable. As the general partner of each of Legion Partners I and Legion Partners II and co-general partner of Legion Partners Special XV, Legion LLC may be deemed to beneficially own the 1,891,990 shares of Common Stock beneficially owned directly by Legion Partners I, including 567,900 shares underlying long call options that are currently exercisable, 111,360 shares of Common Stock beneficially owned directly by Legion Partners II, including 43,000 shares underlying long call options that are currently exercisable, and 108,400 shares of Common Stock beneficially owned directly by Legion Partners Special XV, including 25,900 shares underlying long call options that are currently exercisable. As the investment advisor of each of Legion Partners I, Legion Partners II and Legion Partners Special XV, Legion Partners Asset Management may be deemed to beneficially own the 1,891,990 shares of Common Stock beneficially owned directly by Legion Partners I, including 567,900 shares underlying long call options that are currently exercisable, 111,360 shares of Common Stock beneficially owned directly by Legion Partners II, including 43,000 shares underlying long call options that are currently exercisable, and 108,400 shares of Common Stock beneficially owned directly by Legion Partners Special XV, including 25,900 shares underlying long call options that are currently exercisable. As a managing director of Legion Partners Asset Management and managing member of Legion Partners Holdings, each of Messrs. Kiper and White may be deemed to beneficially own the 1,891,990 shares of Common Stock beneficially owned directly by Legion Partners I, including 567,900 shares underlying long call options that are currently exercisable, 111,360 shares of Common Stock beneficially owned directly by Legion Partners II, including 43,000 shares underlying long call options that are currently exercisable, and 108,400 shares of Common Stock beneficially owned directly by Legion Partners Special XV, including 25,900 shares underlying long call options that are currently exercisable, and 100 shares of Common Stock beneficially owned directly by Legion Partners Holdings. As of the date hereof, Ancora Catalyst Institutional beneficially owned directly 553,445 shares of Common Stock, including 113,200 shares underlying long call options that are currently exercisable. As of the date hereof, Ancora Catalyst beneficially owned directly 43,867 shares of Common Stock, including 9,600 shares underlying long call options that are currently exercisable. As of the date hereof, Ancora Merlin beneficially owned directly 48,283 shares of Common Stock, including 9,600 shares underlying long call options that are currently exercisable. As of the date hereof, Ancora Merlin Institutional beneficially owned directly 549,030 shares of Common Stock, including 113,200 shares underlying long call options that are currently exercisable. As of the date hereof, Ancora SPV I Series M beneficially owned directly 601,401 shares of Common Stock, including 116,800 shares underlying long call options that are currently exercisable. As of the date hereof, Ancora SPV I Series N beneficially owned directly 424,050 shares of Common Stock, including 80,800 shares underlying long call options that are currently exercisable. As of the date hereof, Ancora SPV I Series O beneficially owned directly 417,670 shares of Common Stock, including 79,600 shares underlying long call options that are currently exercisable. As of the date hereof, Ancora SPV I Series P beneficially owned directly 423,820 shares of Common Stock, including 85,200 shares underlying long call options that are currently exercisable. As of the date hereof, Ancora Segregated Portfolio G beneficially owned directly 592,000 shares of Common Stock, including 122,000 shares underlying long call options that are currently exercisable. As the investment advisor to the Ancora Advisors SMA, Ancora Advisors may be deemed to beneficially be deemed to beneficially own the 422,259 shares of Common Stock held in the Ancora Advisors SMA, including 103,800 Shares underlying long call options currently exercisable. As the investment advisor of the Ancora Family Wealth SMAs, Ancora Family Wealth may be deemed to beneficially own the 7,198 shares of Common Stock held in the Ancora Family Wealth SMAs. As the sole member of Ancora Family Wealth, Inverness Holdings may be deemed to beneficially own the 7,198 shares of Common Stock held in the Ancora Family Wealth SMAs. As the investment advisor to each of Ancora Catalyst Institutional, Ancora Catalyst, Ancora Merlin, Ancora Merlin Institutional, Ancora SPV I Series M, Ancora SPV I Series N, Ancora SPV I Series O and Ancora SPV I Series P, Ancora Alternatives may be deemed to beneficially own the 553,445 shares of Common Stock beneficially owned directly by Ancora Catalyst Institutional, including 113,200 shares underlying long call options currently exercisable, 43,867 shares of Common Stock beneficially owned directly by Ancora Catalyst, including 9,600 shares underlying long call options currently exercisable, 48,283 shares of Common Stock beneficially owned directly by Ancora Merlin, including 9,600 shares underlying long call options currently exercisable, 549,030 shares of Common Stock beneficially owned directly by Ancora Merlin Institutional, including 113,200 shares underlying long call options currently exercisable, 601,401 shares of Common Stock beneficially owned directly by Ancora SPV I Series M, including 116,800 shares underlying long call options currently exercisable, 424,050 shares of Common Stock beneficially owned directly by Ancora SPV I Series N, including 80,800 shares underlying long call options currently exercisable, 417,670 shares of Common Stock beneficially owned directly by Ancora SPV I Series O, including 79,600 shares underlying long call options currently exercisable, 423,820 shares of Common Stock beneficially owned directly by Ancora SPV I Series P, including 85,200 shares underlying long call options currently exercisable and 592,000 shares of Common Stock beneficially owned directly by Ancora Segregated Portfolio G, including 122,000 shares underlying long call options currently exercisable. As the sole member of Ancora Advisors, Ancora Inc. may be deemed to beneficially own the 422,259 shares of Common Stock held in Ancora Advisors SMA, including 103,800 Shares underlying long call options currently exercisable. As the sole member of each of Ancora Alternatives and Inverness Holdings, Ancora Holdings may be deemed to beneficially own the 553,445 shares of Common Stock beneficially owned directly by Ancora Catalyst Institutional, including 113,200 shares underlying long call options currently exercisable, 43,867 shares of Common Stock beneficially owned directly by Ancora Catalyst, including 9,600 shares underlying long call options currently exercisable, 48,283 shares of Common Stock beneficially owned directly by Ancora Merlin, including 9,600 shares underlying long call options currently exercisable, 549,030 shares of Common Stock beneficially owned directly by Ancora Merlin Institutional, including 113,200 shares underlying long call options currently exercisable, 601,401 shares of Common Stock beneficially owned directly by Ancora SPV I Series M, including 116,800 shares underlying long call options currently exercisable, 424,050 shares of Common Stock beneficially owned directly by Ancora SPV I Series N, including 80,800 shares underlying long call options currently exercisable, 417,670 shares of Common Stock beneficially owned directly by Ancora SPV I Series O, including 79,600 shares underlying long call options currently exercisable, 423,820 shares of Common Stock beneficially owned directly by Ancora SPV I Series P, including 85,200 shares underlying long call options currently exercisable, 592,000 shares of Common Stock beneficially owned directly by Ancora Segregated Portfolio G, including 122,000 shares underlying long call options currently exercisable, 422,259 shares of Common Stock held in the Ancora Advisors SMA, including 103,800 Shares underlying long call options currently exercisable and 7,198 shares of Common Stock held in the Ancora Family Wealth SMAs. As the Chairman and Chief Executive Officer of Ancora Holdings, Mr. DiSanto may be deemed to beneficially own the 553,445 shares of Common Stock beneficially owned directly by Ancora Catalyst Institutional, including 113,200 shares underlying long call options currently exercisable, 43,867 shares of Common Stock beneficially owned directly by Ancora Catalyst, including 9,600 shares underlying long call options currently exercisable, 48,283 shares of Common Stock beneficially owned directly by Ancora Merlin, including 9,600 shares underlying long call options currently exercisable, 549,030 shares of Common Stock beneficially owned directly by Ancora Merlin Institutional, including 113,200 shares underlying long call options currently exercisable, 601,401 shares of Common Stock beneficially owned directly by Ancora SPV I Series M, including 116,800 shares underlying long call options currently exercisable, 424,050 shares of Common Stock beneficially owned directly by Ancora SPV I Series N, including 80,800 shares underlying long call options currently exercisable, 417,670 shares of Common Stock beneficially owned directly by Ancora SPV I Series O, including 79,600 shares underlying long call options currently exercisable, 423,820 shares of Common Stock beneficially owned directly by Ancora SPV I Series P, including 85,200 shares underlying long call options currently exercisable, 592,000 shares of Common Stock beneficially owned directly by Ancora Segregated Portfolio G, including 122,000 shares underlying long call options currently exercisable, 422,259 shares of Common Stock held in Ancora Advisors SMA, including 103,800 Shares underlying long call options currently exercisable and 7,198 shares of Common Stock held in the Ancora Family Wealth SMAs.

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As of the date hereof, 4010 Partners beneficially owned directly 39,000 shares of Common Stock, including 11,000 shares underlying long call options that are currently exercisable. As the general partner of 4010 Partners, 4010 General Partner may be deemed to beneficially own the 39,000 shares of Common Stock beneficially owned directly by 4010 Partners, including 11,000 shares underlying long call options that are currently exercisable. As the investment manager of 4010 Partners and co-general partner of Legion Partners Special XV, 4010 Capital may be deemed to beneficially own the 39,000 shares of Common Stock beneficially owned directly by 4010 Partners, including 11,000 shares underlying long call options that are currently exercisable and 108,400 shares of Common Stock beneficially owned directly by Legion Partners Special XV, including 25,900 shares underlying long call options that are currently exercisable. As the managing member of 4010 Capital, Mr. Litt may be deemed to beneficially own the 39,000 shares of Common Stock beneficially owned directly by 4010 Partners, including 11,000 shares underlying long call options that are currently exercisable and 108,400 shares of Common Stock beneficially owned directly by Legion Partners Special XV, including 25,900 shares underlying long call options that are currently exercisable.

Each of Macellum Badger and Macellum Badger II purchased American-style call options referencing an aggregate of 56,400 shares and 1,943,600 shares, respectively, which are currently exercisable, have an exercise price of $37.50 per share and expire on July 16 2021, as further described in Schedule I.

Each of Legion Partners I, Legion Partners II and Legion Partners Special XV purchased American-style call options referencing an aggregate of 567,900 shares, 43,000 shares and 25,900 shares, respectively, which are currently exercisable, have an exercise price of $35.00 per share and expire on January 21, 2022, as further described in Schedule I.

Each of Ancora Catalyst Institutional, Ancora Catalyst, Ancora Merlin, Ancora Merlin Institutional, Ancora SPV I Series M, Ancora SPV I Series N, Ancora SPV I Series O, Ancora SPV I Series P, Ancora Segregated Portfolio G, and the Ancora Advisors SMA purchased American-style call options referencing an aggregate of 74,400 shares, 6,400 shares, 6,400 shares, 74,400 shares, 76,800 shares, 53,200 shares, 52,400 shares, 56,000 shares, 80,400 shares, and 68,500 shares, respectively, which are currently exercisable, have an exercise price of $50.00 per share and expire on July 16, 2021, as further described in Schedule I.

Each of Ancora Catalyst Institutional, Ancora Catalyst, Ancora Merlin, Ancora Merlin Institutional, Ancora SPV I Series M, Ancora SPV I Series N, Ancora SPV I Series O, Ancora SPV I Series P, Ancora Segregated Portfolio G, and the Ancora Advisors SMA purchased American-style call options referencing an aggregate of 38,800 shares, 3,200 shares, 3,200 shares, 38,800 shares, 40,000 shares, 27,600 shares, 27,200 shares, 29,200 shares, 41,600 shares, and 35,300 shares, respectively, which are currently exercisable, have an exercise price of $52.50 per share and expire on January 21, 2022, as further described in Schedule I.

4010 Partners purchased American-style call options referencing an aggregate of 2,000 shares, which are currently exercisable, have an exercise price of $37.50 per share and expire on July 16, 2021, as further described in Schedule I.

4010 Partners purchased American-style call options referencing an aggregate of 4,000 shares, which are currently exercisable, have an exercise price of $15.00 per share and expire on January 21, 2022, as further described in Schedule I.

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4010 Partners purchased American-style call options referencing an aggregate of 3,000 shares, which are currently exercisable, have an exercise price of $55.00 per share and expire on July 16, 2021, as further described in Schedule I.

4010 Partners purchased American-style call options referencing an aggregate of 2,000 shares, which are currently exercisable, have an exercise price of $45.00 per share and expire on July 16, 2021, as further described in Schedule I.

Each of Ancora Segregated Portfolio G and Ancora Advisors purchased American-style put options referencing an aggregate of 100,000 shares and 74,500 shares, respectively, which have an exercise price of $37.50, and which expire on July 16, 2021. In addition, Ancora Segregated Portfolio G purchased American-style put options referencing an aggregate of 60,000 shares, which have an exercise price of $40.00, and which expire on July 16, 2021, as further described in Schedule I.

Each Participant in the Solicitation may be deemed a member of a “group” for the purposes of Section 13(d)(3) of the Exchange Act, and accordingly, the Investor Group may be deemed to beneficially own the 14,950,532 shares of Common Stock beneficially owned in the aggregate by the members of the Investor Group (as further described above), including 3,481,600 shares underlying call options that are currently exercisable. Each member of the Investor Group disclaims beneficial ownership with respect to the shares of Common Stock reported owned in this Notice, except to the extent of its, his or her pecuniary interest therein. For information regarding purchases and sales of securities of the Company during the past two (2) years by the Participants, see Schedule I.

Shares of Common Stock held by any Participant who is a natural person were purchased using personal funds. The shares of Common Stock purchased by each of Legion Partners I, Legion Partners II, Legion Partners Special XV, Legion Partners Holdings, Macellum Badger, Macellum Badger II, Ancora Merlin, Ancora Merlin Institutional, Ancora Catalyst Institutional, Ancora Catalyst, Ancora SPV I Series M, Ancora SPV I Series N, Ancora SPV I Series O, Ancora SPV I Series P, Ancora Segregated Portfolio G, 4010 Partners and the shares of Common Stock held in the Ancora Family Wealth SMAs and Ancora Advisors SMA and were purchased with working capital. From time to time, each of Legion Partners I, Legion Partners II, Legion Partners Special XV, Legion Partners Holdings, Macellum Badger, Macellum Badger II, Ancora Merlin, Ancora Merlin Institutional, Ancora Catalyst Institutional, Ancora Catalyst, Ancora SPV I Series M, Ancora SPV I Series N, Ancora SPV I Series O, Ancora SPV I Series P, Ancora Segregated Portfolio G, and 4010 Partners may effect purchases of securities primarily through margin accounts maintained for them with prime brokers, which may extend margin credit to them as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and the prime brokers’ credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts. Since other securities are held in such margin accounts in addition to the Common Stock, it may not possible to determine the amounts, if any, of margin used to purchase the shares of Common Stock held by such Participants at any one time. Nevertheless, to the best of the Investor Group’s knowledge, as of the date hereof, no shares of Common Stock held by any Participants were acquired on margin.

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Except as set forth in this Proxy Statement (including the Schedules hereto), (i) during the past ten (10) years, no Participant has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no Participant directly or indirectly beneficially owns any securities of the Company; (iii) no Participant owns any securities of the Company which are owned of record but not beneficially; (iv) no Participant has purchased or sold any securities of the Company during the past two years; (v) no part of the purchase price or market value of the securities of the Company owned by any Participant is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no Participant is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any Participant owns beneficially, directly or indirectly, any securities of the Company; (viii) no Participant owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company; (ix) no Participant or any of his, her or its associates was a party to any transaction, or series of similar transactions, since the beginning of the Company’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) no Participant or any of his, her or its associates has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party; (xi) no Participant has a substantial interest, direct or indirect, by securities holdings or otherwise, in any matter to be acted on at the 2021 Annual Meeting; (xii) no Participant holds any positions or offices with the Company; (xiii) no Participant has a family relationship with any director, executive officer, or person nominated or chosen by the Company to become a director or executive officer; and (xiv) no companies or organizations, with which any of the Participants has been employed in the past five years, is a parent, subsidiary or other affiliate of the Company. There are no material proceedings to which any Participant or any of his, her or its associates is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries. With respect to each of the Nominees, none of the events enumerated in Item 401(f)(1)-(8) of Regulation S-K of the Exchange Act occurred during the past ten (10) years.

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OTHER MATTERS AND ADDITIONAL INFORMATION

The Investor Group is unaware of any other matters to be considered at the 2021 Annual Meeting. However, should other matters, which the Investor Group is not aware of at a reasonable time before this solicitation, be brought before the 2021 Annual Meeting, the persons named as proxies on the enclosed WHITE proxy card will vote on such matters in their discretion.

Some banks, brokers and other nominee record holders may be participating in the practice of “householding” proxy statements and annual reports. This means that only one copy of this Proxy Statement may have been sent to multiple shareholders in your household. We will promptly deliver a separate copy of the document to you if you write to our proxy solicitor, Saratoga, at the address set forth on the back cover of this Proxy Statement, or call toll free at (888) 368-0379. If you want to receive separate copies of our proxy materials in the future, or if you are receiving multiple copies and would like to receive only one copy for your household, you should contact your bank, broker or other nominee record holder, or you may contact our proxy solicitor at the above address and phone number.

The information concerning the Company and the proposals in the Company’s proxy statement contained in this Proxy Statement has been taken from, or is based upon, publicly available documents on file with the SEC and other publicly available information. Although we have no knowledge that would indicate that statements relating to the Company contained in this Proxy Statement, in reliance upon publicly available information, are inaccurate or incomplete, to date we have not had access to the books and records of the Company, were not involved in the preparation of such information and statements and are not in a position to verify such information and statements. All information relating to any person other than the Participants is given only to the knowledge of the Investor Group.

This Proxy Statement is dated [ ], 2021. You should not assume that the information contained in this Proxy Statement is accurate as of any date other than such date, and the mailing of this Proxy Statement to shareholders shall not create any implication to the contrary.

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SHAREHOLDER PROPOSALS

According to the Company’s proxy statement, in order for a shareholder to have its proposal included in the Company’s proxy statement and listed on the Company’s proxy card for the 2022 Annual Meeting of Shareholders, the Company must receive your proposal by [ ], 2021. You may submit your proposal in writing to: Corporate Secretary, Attention: Legal, Kohl’s Corporation, N56 W17000 Ridgewood Drive, Menomonee Falls, WI 53051.

According to the Company’s proxy statement, if you decide to conduct your own proxy solicitation, a shareholder must provide the Company with written notice of its intent to present a proposal or nominate directors at the 2022 Annual Meeting of Shareholders by [ ], 2022.

INCORPORATION BY REFERENCE

WE HAVE OMITTED FROM THIS PROXY STATEMENT CERTAIN DISCLOSURE REQUIRED BY APPLICABLE LAW THAT IS INCLUDED IN THE COMPANY’S PROXY STATEMENT RELATING TO THE 2021 ANNUAL MEETING BASED ON RELIANCE ON RULE 14A-5(C). THIS DISCLOSURE INCLUDES, AMONG OTHER THINGS, CURRENT BIOGRAPHICAL INFORMATION ON THE COMPANY’S DIRECTORS, INFORMATION CONCERNING EXECUTIVE COMPENSATION, SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE OF THE COMPANY’S DIRECTORS, RELATED PERSON TRANSACTIONS AND GENERAL INFORMATION CONCERNING THE COMPANY’S ADMINISTRATION AND INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM. SEE SCHEDULE II FOR INFORMATION REGARDING PERSONS WHO BENEFICIALLY OWN MORE THAN 5% OF THE SHARES AND THE OWNERSHIP OF THE SHARES BY THE DIRECTORS AND MANAGEMENT OF THE COMPANY.

The information concerning the Company contained in this Proxy Statement and the Schedules attached hereto has been taken from, or is based upon, publicly available information.

________________

Your vote is important.  No matter how many or how few shares you own, please vote to elect the Nominees by marking, signing, dating and mailing the enclosed WHITE proxy card promptly.

Dated: _________, 2021

MACELLUM BADGER FUND, LP

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SCHEDULE I

TRANSACTIONS IN SECURITIES OF THE COMPANY
DURING THE PAST TWO YEARS

Nature of Transaction	Amount of Securities Purchased/(Sold)	Date of Transaction

Macellum BADGER Fund, LP

Purchase of Common Stock	1,000	12/01/2020
Purchase of Common Stock	4,973	12/18/2020
Purchase of Common Stock	5,317	12/21/2020
Purchase of Common Stock	11,075	12/22/2020
Purchase of Common Stock	5,767	12/23/2020
Purchase of Common Stock	4,313	12/24/2020
Purchase of Common Stock	8,463	12/28/2020
Purchase of Common Stock	8,856	12/29/2020
Purchase of Common Stock	6,862	12/30/2020
Purchase of Common Stock	5,049	12/31/2020
Purchase of Common Stock	10,756	01/04/2021
Purchase of Common Stock	7,901	01/05/2021
Purchase of Common Stock	4,957	01/06/2021
Purchase of Common Stock	7,167	01/07/2021
Purchase of Common Stock	10,213	01/08/2021
Purchase of Common Stock	10,500	01/11/2021
Purchase of Common Stock	30,000	01/12/2021
Purchase of Common Stock	23,500	01/13/2021
Purchase of Common Stock	13,500	01/14/2021
Purchase of Common Stock	3,900	01/20/2021
Purchase of Common Stock	5,000	01/21/2021
Purchase of Common Stock	4,400	01/22/2021
Purchase of Common Stock	9,000	01/27/2021
Purchase of Common Stock	1,142	01/29/2021
Purchase of Common Stock	4,600	02/03/2021
Purchase of Common Stock	5,200	02/04/2021
Purchase of Common Stock	3,800	02/05/2021
Purchase of July 16, 2021 Call Options ($37.50 Strike Price)[1]	14,100	02/16/2021
Purchase of July 16, 2021 Call Options ($37.50 Strike Price)[1]	14,100	02/17/2021
Purchase of July 16, 2021 Call Options ($37.50 Strike Price)[1]	14,100	02/18/2021
Purchase of July 16, 2021 Call Options ($37.50 Strike Price)[1]	14,100	02/19/2021

I-1

Macellum BADGER FUND II, LP

Purchase of Common Stock	121,303	12/18/2020
Purchase of Common Stock	129,683	12/21/2020
Purchase of Common Stock	271,350	12/22/2020
Purchase of Common Stock	141,316	12/23/2020
Purchase of Common Stock	105,687	12/24/2020
Purchase of Common Stock	207,372	12/28/2020
Purchase of Common Stock	216,994	12/29/2020
Purchase of Common Stock	168,138	12/30/2020
Purchase of Common Stock	123,711	12/31/2020
Purchase of Common Stock	259,244	01/04/2021
Purchase of Common Stock	185,150	01/05/2021
Purchase of Common Stock	116,148	01/06/2021
Purchase of Common Stock	167,940	01/07/2021
Purchase of Common Stock	1,185,000	02/16/2021
Purchase of July 16, 2021 Call Options ($37.50 Strike Price)[1]	485,900	02/16/2021
Purchase of Common Stock	1,185,000	02/17/2021
Purchase of July 16, 2021 Call Options ($37.50 Strike Price)[1]	485,900	02/17/2021
Purchase of Common Stock	1,185,000	02/18/2021
Purchase of July 16, 2021 Call Options ($37.50 Strike Price)[1]	485,900	02/18/2021
Purchase of Common Stock	730,485	02/19/2021
Purchase of July 16, 2021 Call Options ($37.50 Strike Price)[1]	485,900	02/19/2021

I-2

Legion Partners, L.P. I

Purchase of Common Stock	95,233	08/17/2020
Purchase of Common Stock	119,406	08/17/2020
Purchase of August 21, 2020 Call Options ($23.00 Strike Price)[1]	476,200	08/17/2020
Purchase of August 21, 2020 Call Options ($23.50 Strike Price)[1]	366,800	08/17/2020
Sale of Common Stock	(71,789)	08/21/2020
Sale of Common Stock	(142,850)	08/21/2020
Purchase of Common Stock	90,472	09/04/2020
Purchase of Common Stock	91,900	09/08/2020
Purchase of Common Stock	89,996	09/09/2020
Purchase of Common Stock	89,615	09/10/2020
Purchase of Common Stock	92,948	09/11/2020
Purchase of Common Stock	9,333	09/14/2020
Purchase of Common Stock	77,044	09/15/2020
Purchase of Common Stock	83,805	09/16/2020
Purchase of Common Stock	84,091	09/17/2020
Purchase of Common Stock	85,710	09/18/2020
Purchase of Common Stock	89,376	09/21/2020
Purchase of January 15, 2021 Call Options ($12.50 Strike Price)[1]	439,800	09/30/2020
Purchase of July 16, 2021 Call Options ($27.50 Strike Price)[1]	331,800	12/23/2020
Purchase of July 16, 2021 Call Options ($27.50 Strike Price)[1]	5,700	12/24/2020
Purchase of Common Stock[2]	439,800	01/15/2021
Sale of July 16, 2021 Call Options ($27.50 Strike Price)[3]	(337,500)	02/16/2021
Purchase of January 21, 2022 Call Options ($35.00 Strike Price)[1]	456,800	02/16/2021
Purchase of January 21, 2022 Call Options ($35.00 Strike Price)[1]	49,500	02/17/2021
Purchase of January 21, 2022 Call Options ($35.00 Strike Price)[1]	49,400	02/18/2021
Purchase of January 21, 2022 Call Options ($35.00 Strike Price)[1]	12,200	02/19/2021

I-3

Legion Partners, L.P. II

Purchase of Common Stock	4,767	08/17/2020
Purchase of Common Stock	5,977	08/17/2020
Purchase of August 21, 2020 Call Options ($23.00 Strike Price)[1]	23,800	08/17/2020
Purchase of August 21, 2020 Call Options ($23.50 Strike Price)[1]	18,400	08/17/2020
Sale of Common Stock	(3,594)	08/21/2020
Sale of Common Stock	(7,150)	08/21/2020
Purchase of Common Stock	4,528	09/04/2020
Purchase of Common Stock	4,600	09/08/2020
Purchase of Common Stock	4,504	09/09/2020
Purchase of Common Stock	4,485	09/10/2020
Purchase of Common Stock	4,652	09/11/2020
Purchase of Common Stock	467	09/14/2020
Purchase of Common Stock	3,856	09/15/2020
Purchase of Common Stock	4,195	09/16/2020
Purchase of Common Stock	4,209	09/17/2020
Purchase of Common Stock	4,290	09/18/2020
Purchase of Common Stock	4,474	09/21/2020
Purchase of January 15, 2021 Call Options ($12.50 Strike Price)[1]	22,000	09/30/2020
Purchase of July 16, 2021 Call Options ($27.50 Strike Price)[1]	17,500	12/23/2020
Purchase of July 16, 2021 Call Options ($27.50 Strike Price)[1]	300	12/24/2020
Purchase of Common Stock	2,100	01/04/2021
Purchase of Common Stock[2]	22,000	01/15/2021
Sale of July 16, 2021 Call Options ($27.50 Strike Price)[2]	(17,800)	02/16/2021
Purchase of January 21, 2022 Call Options ($35.00 Strike Price)[1]	36,000	02/16/2021
Purchase of January 21, 2022 Call Options ($35.00 Strike Price)[1]	3,100	02/17/2021
Purchase of January 21, 2022 Call Options ($35.00 Strike Price)[1]	3,100	02/18/2021
Purchase of January 21, 2022 Call Options ($35.00 Strike Price)[1]	800	02/19/2021

I-4

Legion Partners Special Opportunities, L.P. XV

Purchase of Common Stock	48,000	10/26/2020
Purchase of January 15, 2021 Call Options ($20.00 Strike Price)[1]	34,500	10/26/2020
Purchase of July 16, 2021 Call Options ($27.50 Strike Price)[1]	20,700	12/23/2020
Purchase of July 16, 2021 Call Options ($27.50 Strike Price)[1]	300	12/24/2020
Purchase of Common Stock[2]	34,500	01/15/2021
Sale of July 16, 2021 Call Options ($27.50 Strike Price)[3]	(21,000)	02/16/2021
Purchase of January 21, 2022 Call Options ($35.00 Strike Price)[1]	25,900	02/16/2021

Legion Partners Holdings, LLC

Purchase of Common Stock	100	09/14/2020

I-5

Ancora Catalyst Institutional, LP

Purchase of Common Stock	23,225	08/27/2020
Purchase of Common Stock	23,225	08/28/2020
Purchase of Common Stock	23,225	09/11/2020
Purchase of Common Stock	11,612	09/18/2020
Purchase of Common Stock	9,290	09/22/2020
Purchase of Common Stock	46,400	09/23/2020
Purchase of Common Stock	46,400	09/23/2020
Purchase of Common Stock	23,200	09/23/2020
Purchase of Common Stock	13,935	09/29/2020
Purchase of Common Stock	9,290	09/30/2020
Purchase of Common Stock	23,175	10/06/2020
Purchase of Common Stock	34,763	10/14/2020
Purchase of Common Stock	34,764	10/20/2020
Short Sale of April 16, 2021 Put Options ($10.00 Strike Price)[4]	(72,000)	10/20/2020
Short Sale of April 16, 2021 Put Options ($12.50 Strike Price)[4]	(72,000)	10/20/2020
Purchase of April 16, 2021 Put Options ($17.50 Strike Price)[1]	72,000	10/20/2020
Purchase of April 16, 2021 Put Options ($20.00 Strike Price)[1]	72,000	10/20/2020
Purchase of Common Stock	11,588	10/21/2020
Short Sale of April 16, 2021 Put Options ($10.00 Strike Price)[4]	(8,800)	10/21/2020
Short Sale of April 16, 2021 Put Options ($12.50 Strike Price)[4]	(8,800)	10/21/2020
Purchase of April 16, 2021 Put Options ($17.50 Strike Price)[1]	8,800	10/21/2020
Purchase of April 16, 2021 Put Options ($20.00 Strike Price)[1]	8,800	10/21/2020
Purchase of Common Stock	9,699	10/22/2020
Short Sale of April 16, 2021 Put Options ($10.00 Strike Price)[4]	(4,600)	10/23/2020
Short Sale of April 16, 2021 Put Options ($12.50 Strike Price)[4]	(4,600)	10/23/2020
Purchase of April 16, 2021 Put Options ($17.50 Strike Price)[1]	4,600	10/23/2020
Purchase of April 16, 2021 Put Options ($20.00 Strike Price)[1]	4,600	10/23/2020
Purchase of Common Stock	34,762	11/09/2020
Purchase of Common Stock	46,350	11/11/2020
Purchase of Common Stock	15,342	11/17/2020
Short Sale of April 16, 2021 Put Options ($12.50 Strike Price)[4]	(27,700)	11/17/2020
Purchase of April 16, 2021 Put Options ($20.00 Strike Price)[1]	27,700	11/17/2020
Short Sale of April 16, 2021 Put Options ($15.00 Strike Price)[4]	(27,900)	11/18/2020
Purchase of April 16, 2021 Put Options ($25.00 Strike Price)[1]	27,900	11/18/2020
Short Sale of April 16, 2021 Put Options ($12.50 Strike Price)[4]	(64,800)	11/19/2020
Purchase of April 16, 2021 Put Options ($15.00 Strike Price)[5]	27,900	11/19/2020
Purchase of April 16, 2021 Put Options ($25.00 Strike Price)[1]	37,000	11/19/2020
Short Sale of April 16, 2021 Put Options ($10.00 Strike Price)[4]	(37,000)	11/24/2020
Purchase of April 16, 2021 Put Options ($20.00 Strike Price)[1]	101,900	11/24/2020
Sale of April 16, 2021 Put Options ($25.00 Strike Price)[3]	(37,000)	11/24/2020
Sale of April 16, 2021 Put Options ($25.00 Strike Price)[3]	(27,900)	11/24/2020
Short Sale of April 16, 2021 Put Options ($10.00 Strike Price)[4]	(46,300)	11/25/2020
Purchase of April 16, 2021 Put Options ($20.00 Strike Price)[1]	46,300	11/25/2020
Purchase of April 16, 2021 Put Options ($17.50 Strike Price)[1]	9,300	11/27/2020
Purchase of April 16, 2021 Put Options ($17.50 Strike Price)[1]	18,600	11/30/2020
Purchase of April 16, 2021 Put Options ($17.50 Strike Price)[1]	9,300	12/01/2020
Purchase of April 16, 2021 Put Options ($12.50 Strike Price)[5]	9,200	12/09/2020
Purchase of December 31, 2020 Put Options ($30.00 Strike Price)[1]	93,000	12/11/2020
Purchase of December 31, 2020 Put Options ($35.00 Strike Price)[1]	93,000	12/11/2020
Purchase of April 16, 2021 Put Options ($12.50 Strike Price)[5]	18,500	01/27/2021
Purchase of April 16, 2021 Put Options ($12.50 Strike Price)[5]	9,200	02/08/2021
Sale of April 16, 2021 Put Options ($20.00 Strike Price)[3]	(8,800)	02/08/2021
Sale of April 16, 2021 Put Options ($20.00 Strike Price)[3]	(400)	02/08/2021
Sale of April 16, 2021 Put Options ($17.50 Strike Price)[3]	(8,800)	02/11/2021
Sale of April 16, 2021 Put Options ($17.50 Strike Price)[3]	(17,800)	02/11/2021
Sale of April 16, 2021 Put Options ($20.00 Strike Price)[3]	(18,500)	02/11/2021
Purchase of July 16, 2021 Call Options ($50.00 Strike Price)[1]	18,600	02/16/2021
Purchase of January 21, 2022 Call Options ($52.50 Strike Price)[1]	9,700	02/16/2021
Purchase of April 16, 2021 Put Options ($10.00 Strike Price)[5]	27,800	02/16/2021
Purchase of April 16, 2021 Put Options ($12.50 Strike Price)[4]	55,600	02/16/2021
Purchase of April 16, 2021 Put Options ($12.50 Strike Price)[4]	4,600	02/16/2021
Purchase of April 16, 2021 Put Options ($12.50 Strike Price)[4]	8,800	02/16/2021
Purchase of April 16, 2021 Put Options ($12.50 Strike Price)[5]	32,800	02/16/2021
Sale of April 16, 2021 Put Options ($17.50 Strike Price)[3]	(27,800)	02/16/2021
Sale of April 16, 2021 Put Options ($20.00 Strike Price)[3]	(53,100)	02/16/2021
Sale of April 16, 2021 Put Options ($20.00 Strike Price)[3]	(4,600)	02/16/2021
Sale of April 16, 2021 Put Options ($20.00 Strike Price)[3]	(27,700)	02/16/2021
Sale of April 16, 2021 Put Options ($20.00 Strike Price)[3]	(16,400)	02/16/2021
Purchase of July 16, 2021 Call Options ($50.00 Strike Price)[1]	18,600	02/17/2021
Purchase of January 21, 2022 Call Options ($52.50 Strike Price)[1]	9,700	02/17/2021
Purchase of July 16, 2021 Call Options ($50.00 Strike Price)[1]	18,600	02/18/2021
Purchase of January 21, 2022 Call Options ($52.50 Strike Price)[1]	9,700	02/18/2021
Purchase of April 16, 2021 Put Options ($10.00 Strike Price)[5]	9,200	02/18/2021
Purchase of April 16, 2021 Put Options ($10.00 Strike Price)[5]	27,800	02/18/2021
Purchase of April 16, 2021 Put Options ($12.50 Strike Price)[5]	39,200	02/18/2021
Sale of April 16, 2021 Put Options ($17.50 Strike Price)[3]	(26,400)	02/18/2021
Sale of April 16, 2021 Put Options ($17.50 Strike Price)[3]	(4,600)	02/18/2021
Sale of April 16, 2021 Put Options ($17.50 Strike Price)[3]	(6,000)	02/18/2021
Sale of April 16, 2021 Put Options ($20.00 Strike Price)[3]	(85,500)	02/18/2021
Sale of April 16, 2021 Put Options ($20.00 Strike Price)[3]	(46,300)	02/18/2021
Purchase of July 16, 2021 Call Options ($50.00 Strike Price)[1]	18,600	02/19/2021
Purchase of January 21, 2022 Call Options ($52.50 Strike Price)[1]	9,700	02/19/2021
Purchase of April 16, 2021 Put Options ($10.00 Strike Price)[5]	8,100	02/19/2021
Sale of April 16, 2021 Put Options ($17.50 Strike Price)[3]	(31,200)	02/19/2021

I-6

Ancora Catalyst, LP

Purchase of Common Stock	1,775	08/27/2020
Purchase of Common Stock	1,775	08/28/2020
Purchase of Common Stock	1,775	09/11/2020
Purchase of Common Stock	888	09/18/2020
Purchase of Common Stock	710	09/22/2020
Purchase of Common Stock	3,600	09/23/2020
Purchase of Common Stock	3,600	09/23/2020
Purchase of Common Stock	1,800	09/23/2020
Purchase of Common Stock	1,065	09/29/2020
Purchase of Common Stock	710	09/30/2020
Purchase of Common Stock	1,825	10/06/2020
Purchase of Common Stock	2,737	10/14/2020
Purchase of Common Stock	2,736	10/20/2020
Short Sale of April 16, 2021 Put Options ($10.00 Strike Price)[4]	(5,500)	10/20/2020
Short Sale of April 16, 2021 Put Options ($12.50 Strike Price)[4]	(5,500)	10/20/2020
Purchase of April 16, 2021 Put Options ($17.50 Strike Price)[1]	5,500	10/20/2020
Purchase of April 16, 2021 Put Options ($20.00 Strike Price)[1]	5,500	10/20/2020
Purchase of Common Stock	912	10/21/2020
Short Sale of April 16, 2021 Put Options ($10.00 Strike Price)[4]	(700)	10/21/2020
Short Sale of April 16, 2021 Put Options ($12.50 Strike Price)[4]	(700)	10/21/2020
Purchase of April 16, 2021 Put Options ($17.50 Strike Price)[1]	700	10/21/2020
Purchase of April 16, 2021 Put Options ($20.00 Strike Price)[1]	700	10/21/2020
Purchase of Common Stock	763	10/22/2020
Short Sale of April 16, 2021 Put Options ($10.00 Strike Price)[4]	(400)	10/23/2020
Short Sale of April 16, 2021 Put Options ($12.50 Strike Price)[4]	(400)	10/23/2020
Purchase of April 16, 2021 Put Options ($17.50 Strike Price)[1]	400	10/23/2020
Purchase of April 16, 2021 Put Options ($20.00 Strike Price)[1]	400	10/23/2020
Purchase of Common Stock	2,738	11/09/2020
Purchase of Common Stock	3,650	11/11/2020
Purchase of Common Stock	1,208	11/17/2020
Short Sale of April 16, 2021 Put Options ($12.50 Strike Price)[4]	(2,300)	11/17/2020
Purchase of April 16, 2021 Put Options ($20.00 Strike Price)[1]	2,300	11/17/2020
Short Sale of April 16, 2021 Put Options ($15.00 Strike Price)[4]	(2,100)	11/18/2020
Purchase of April 16, 2021 Put Options ($25.00 Strike Price)[1]	2,100	11/18/2020
Short Sale of April 16, 2021 Put Options ($12.50 Strike Price)[4]	(5,200)	11/19/2020
Purchase of April 16, 2021 Put Options ($15.00 Strike Price)[5]	2,100	11/19/2020
Purchase of April 16, 2021 Put Options ($25.00 Strike Price)[1]	3,000	11/19/2020
Short Sale of April 16, 2021 Put Options ($10.00 Strike Price)[4]	(3,000)	11/24/2020
Purchase of April 16, 2021 Put Options ($20.00 Strike Price)[1]	8,100	11/24/2020
Sale of April 16, 2021 Put Options ($25.00 Strike Price)[3]	(3,000)	11/24/2020
Sale of April 16, 2021 Put Options ($25.00 Strike Price)[3]	(2,100)	11/24/2020
Short Sale of April 16, 2021 Put Options ($10.00 Strike Price)[4]	(3,700)	11/25/2020
Purchase of April 16, 2021 Put Options ($20.00 Strike Price)[1]	3,700	11/25/2020
Purchase of April 16, 2021 Put Options ($17.50 Strike Price)[1]	700	11/27/2020
Purchase of April 16, 2021 Put Options ($17.50 Strike Price)[1]	1,400	11/30/2020
Purchase of April 16, 2021 Put Options ($17.50 Strike Price)[1]	700	12/01/2020
Purchase of April 16, 2021 Put Options ($12.50 Strike Price)[5]	800	12/09/2020
Purchase of December 31, 2020 Put Options ($35.00 Strike Price)[1]	7,000	12/11/2020
Purchase of December 31, 2020 Put Options ($35.00 Strike Price)[1]	7,000	12/11/2020
Purchase of April 16, 2021 Put Options ($12.50 Strike Price)[5]	1,500	01/27/2021
Purchase of April 16, 2021 Put Options ($12.50 Strike Price)[5]	800	02/08/2021
Sale of April 16, 2021 Put Options ($20.00 Strike Price)[3]	(700)	02/08/2021
Sale of April 16, 2021 Put Options ($20.00 Strike Price)[3]	(100)	02/08/2021
Sale of April 16, 2021 Put Options ($17.50 Strike Price)[3]	(700)	02/11/2021
Sale of April 16, 2021 Put Options ($17.50 Strike Price)[3]	(1,500)	02/11/2021
Sale of April 16, 2021 Put Options ($20.00 Strike Price)[3]	(1,500)	02/11/2021
Purchase of July 16, 2021 Call Options ($50.00 Strike Price)[1]	1,600	02/16/2021
Purchase of January 21, 2022 Call Options ($52.50 Strike Price)[1]	800	02/16/2021
Purchase of April 16, 2021 Put Options ($10.00 Strike Price)[5]	2,200	02/16/2021
Purchase of April 16, 2021 Put Options ($12.50 Strike Price)[5]	4,400	02/16/2021
Purchase of April 16, 2021 Put Options ($12.50 Strike Price)[5]	400	02/16/2021
Purchase of April 16, 2021 Put Options ($12.50 Strike Price)[5]	700	02/16/2021
Purchase of April 16, 2021 Put Options ($12.50 Strike Price)[5]	2,700	02/16/2021
Sale of April 16, 2021 Put Options ($17.50 Strike Price)[3]	(2,200)	02/16/2021
Sale of April 16, 2021 Put Options ($20.00 Strike Price)[3]	(3,900)	02/16/2021
Sale of April 16, 2021 Put Options ($20.00 Strike Price)[3]	(400)	02/16/2021
Sale of April 16, 2021 Put Options ($20.00 Strike Price)[3]	(2,300)	02/16/2021
Sale of April 16, 2021 Put Options ($20.00 Strike Price)[3]	(1,600)	02/16/2021
Purchase of July 16, 2021 Call Options ($50.00 Strike Price)[1]	1,600	02/17/2021
Purchase of January 21, 2022 Call Options ($52.50 Strike Price)[1]	800	02/17/2021
Purchase of July 16, 2021 Call Options ($50.00 Strike Price)[1]	1,600	02/18/2021
Purchase of January 21, 2022 Call Options ($52.50 Strike Price)[1]	800	02/18/2021
Purchase of April 16, 2021 Put Options ($10.00 Strike Price)[5]	800	02/18/2021
Purchase of April 16, 2021 Put Options ($10.00 Strike Price)[5]	2,200	02/18/2021
Purchase of April 16, 2021 Put Options ($12.50 Strike Price)[5]	2,800	02/18/2021
Sale of April 16, 2021 Put Options ($17.50 Strike Price)[3]	(1,800)	02/18/2021
Sale of April 16, 2021 Put Options ($17.50 Strike Price)[3]	(400)	02/18/2021
Sale of April 16, 2021 Put Options ($17.50 Strike Price)[3]	(800)	02/18/2021
Sale of April 16, 2021 Put Options ($20.00 Strike Price)[3]	(6,500)	02/18/2021
Sale of April 16, 2021 Put Options ($20.00 Strike Price)[3]	(3,700)	02/18/2021
Purchase of July 16, 2021 Call Options ($50.00 Strike Price)[1]	1,600	02/19/2021
Purchase of January 21, 2022 Call Options ($52.50 Strike Price)[1]	800	02/19/2021
Purchase of April 16, 2021 Put Options ($10.00 Strike Price)[5]	103,900	02/19/2021
Sale of April 16, 2021 Put Options ($17.50 Strike Price)[3]	(2,000)	02/19/2021

I-7

Ancora Merlin, LP

Purchase of Common Stock	2,075	08/27/2020
Purchase of Common Stock	2,075	08/28/2020
Purchase of Common Stock	2,075	09/11/2020
Purchase of Common Stock	1,038	09/18/2020
Purchase of Common Stock	830	09/22/2020
Purchase of Common Stock	2,050	09/23/2020
Purchase of Common Stock	4,100	09/23/2020
Purchase of Common Stock	4,100	09/23/2020
Purchase of Common Stock	1,245	09/29/2020
Purchase of Common Stock	830	09/30/2020
Purchase of Common Stock	2,000	10/06/2020
Purchase of Common Stock	3,000	10/14/2020
Purchase of Common Stock	3,000	10/20/2020
Short Sale of April 16, 2021 Put Options ($10.00 Strike Price)[4]	(6,200)	10/20/2020
Short Sale of April 16, 2021 Put Options ($12.50 Strike Price)[4]	(6,200)	10/20/2020
Purchase of April 16, 2021 Put Options ($17.50 Strike Price)[1]	6,200	10/20/2020
Purchase of April 16, 2021 Put Options ($20.00 Strike Price)[1]	6,200	10/20/2020
Purchase of Common Stock	1,000	10/21/2020
Short Sale of April 16, 2021 Put Options ($10.00 Strike Price)[4]	(700)	10/21/2020
Short Sale of April 16, 2021 Put Options ($12.50 Strike Price)[4]	(700)	10/21/2020
Purchase of April 16, 2021 Put Options ($17.50 Strike Price)[1]	800	10/21/2020
Purchase of April 16, 2021 Put Options ($20.00 Strike Price)[1]	800	10/21/2020
Purchase of Common Stock	837	10/22/2020
Short Sale of April 16, 2021 Put Options ($10.00 Strike Price)[4]	(400)	10/23/2020
Short Sale of April 16, 2021 Put Options ($12.50 Strike Price)[4]	(400)	10/23/2020
Purchase of April 16, 2021 Put Options ($17.50 Strike Price)[1]	400	10/23/2020
Purchase of April 16, 2021 Put Options ($20.00 Strike Price)[1]	400	10/23/2020
Purchase of Common Stock	3,038	11/09/2020
Purchase of Common Stock	4,050	11/11/2020
Purchase of Common Stock	1,340	11/17/2020
Short Sale of April 16, 2021 Put Options ($12.50 Strike Price)[4]	(2,400)	11/17/2020
Purchase of April 16, 2021 Put Options ($20.00 Strike Price)[1]	2,400	11/17/2020
Short Sale of April 16, 2021 Put Options ($15.00 Strike Price)[4]	(2,400)	11/18/2020
Purchase of April 16, 2021 Put Options ($25.00 Strike Price)[1]	2,400	11/18/2020
Short Sale of April 16, 2021 Put Options ($12.50 Strike Price)[4]	(5,600)	11/19/2020
Purchase of April 16, 2021 Put Options ($15.00 Strike Price)[5]	2,400	11/19/2020
Purchase of April 16, 2021 Put Options ($25.00 Strike Price)[1]	3,200	11/19/2020
Short Sale of April 16, 2021 Put Options ($10.00 Strike Price)[4]	(3,200)	11/24/2020
Purchase of April 16, 2021 Put Options ($20.00 Strike Price)[1]	8,800	11/24/2020
Sale of April 16, 2021 Put Options ($25.00 Strike Price)[3]	(3,200)	11/24/2020
Sale of April 16, 2021 Put Options ($25.00 Strike Price)[3]	(2,400)	11/24/2020
Short Sale of April 16, 2021 Put Options ($10.00 Strike Price)[4]	(4,000)	11/25/2020
Purchase of April 16, 2021 Put Options ($20.00 Strike Price)[1]	4,000	11/25/2020
Purchase of April 16, 2021 Put Options ($17.50 Strike Price)[1]	800	11/27/2020
Purchase of April 16, 2021 Put Options ($17.50 Strike Price)[1]	1,600	11/30/2020
Purchase of April 16, 2021 Put Options ($17.50 Strike Price)[1]	800	12/01/2020
Purchase of December 31, 2020 Put Options ($35.00 Strike Price)[1]	8,000	12/11/2020
Purchase of December 31, 2020 Put Options ($35.00 Strike Price)[1]	8,000	12/11/2020
Purchase of April 16, 2021 Put Options ($12.50 Strike Price)[5]	800	01/27/2021
Purchase of April 16, 2021 Put Options ($12.50 Strike Price)[5]	800	02/08/2021
Sale of April 16, 2021 Put Options ($20.00 Strike Price)[3]	(800)	02/08/2021
Purchase of April 16, 2021 Put Options ($12.50 Strike Price)[5]	100	02/09/2021
Sale of April 16, 2021 Put Options ($17.50 Strike Price)[3]	(100)	02/09/2021
Sale of April 16, 2021 Put Options ($20.00 Strike Price)[3]	(800)	02/11/2021
Sale of April 16, 2021 Put Options ($20.00 Strike Price)[3]	(1,100)	02/11/2021
Sale of April 16, 2021 Put Options ($20.00 Strike Price)[3]	(1,600)	02/11/2021
Purchase of July 16, 2021 Call Options ($50.00 Strike Price)[1]	1,600	02/16/2021
Purchase of January 21, 2022 Call Options ($52.50 Strike Price)[1]	800	02/16/2021
Purchase of April 16, 2021 Put Options ($10.00 Strike Price)[5]	2,300	02/16/2021
Purchase of April 16, 2021 Put Options ($12.50 Strike Price)[5]	700	02/16/2021
Purchase of April 16, 2021 Put Options ($12.50 Strike Price)[5]	4,300	02/16/2021
Sale of April 16, 2021 Put Options ($17.50 Strike Price)[3]	(2,400)	02/16/2021
Sale of April 16, 2021 Put Options ($20.00 Strike Price)[3]	(4,500)	02/16/2021
Sale of April 16, 2021 Put Options ($20.00 Strike Price)[3]	(400)	02/16/2021
Sale of April 16, 2021 Put Options ($20.00 Strike Price)[3]	(200)	02/16/2021
Purchase of July 16, 2021 Call Options ($50.00 Strike Price)[1]	1,600	02/17/2021
Purchase of January 21, 2022 Call Options ($52.50 Strike Price)[1]	800	02/17/2021
Purchase of July 16, 2021 Call Options ($50.00 Strike Price)[1]	1,600	02/18/2021
Purchase of January 21, 2022 Call Options ($52.50 Strike Price)[1]	800	02/18/2021
Purchase of April 16, 2021 Put Options ($10.00 Strike Price)[5]	1,700	02/18/2021
Purchase of April 16, 2021 Put Options ($10.00 Strike Price)[5]	1,400	02/18/2021
Purchase of April 16, 2021 Put Options ($12.50 Strike Price)[5]	1,300	02/18/2021
Purchase of April 16, 2021 Put Options ($12.50 Strike Price)[5]	400	02/18/2021
Purchase of April 16, 2021 Put Options ($12.50 Strike Price)[5]	3,100	02/18/2021
Sale of April 16, 2021 Put Options ($17.50 Strike Price)[3]	(2,700)	02/18/2021
Sale of April 16, 2021 Put Options ($17.50 Strike Price)[3]	(400)	02/18/2021
Sale of April 16, 2021 Put Options ($17.50 Strike Price)[3]	(100)	02/18/2021
Sale of April 16, 2021 Put Options ($20.00 Strike Price)[3]	(2,200)	02/18/2021
Sale of April 16, 2021 Put Options ($20.00 Strike Price)[3]	(8,800)	02/18/2021
Sale of April 16, 2021 Put Options ($20.00 Strike Price)[3]	(4,000)	02/18/2021
Purchase of July 16, 2021 Call Options ($50.00 Strike Price)[1]	1,600	02/19/2021
Purchase of January 21, 2022 Call Options ($52.50 Strike Price)[1]	800	02/19/2021
Purchase of April 16, 2021 Put Options ($10.00 Strike Price)[4]	9,100	02/19/2021
Sale of April 16, 2021 Put Options ($17.50 Strike Price)[3]	(3,100)	02/19/2021
Purchase of April 16, 2021 Put Options ($12.50 Strike Price)[5]	3,800	02/19/2021

I-8

Ancora MERLIN Institutional, LP

Purchase of Common Stock	22,925	08/27/2020
Purchase of Common Stock	22,925	08/28/2020
Purchase of Common Stock	22,925	09/11/2020
Purchase of Common Stock	11,462	09/18/2020
Purchase of Common Stock	9,170	09/22/2020
Purchase of Common Stock	22,950	09/23/2020
Purchase of Common Stock	45,900	09/23/2020
Purchase of Common Stock	45,900	09/23/2020
Purchase of Common Stock	13,755	09/29/2020
Purchase of Common Stock	9,170	09/30/2020
Purchase of Common Stock	23,000	10/06/2020
Purchase of Common Stock	34,500	10/14/2020
Purchase of Common Stock	34,500	10/20/2020
Short Sale of April 16, 2021 Put Options ($10.00 Strike Price)[4]	(71,300)	10/20/2020
Short Sale of April 16, 2021 Put Options ($12.50 Strike Price)[4]	(71,300)	10/20/2020
Purchase of April 16, 2021 Put Options ($17.50 Strike Price)[1]	71,300	10/20/2020
Purchase of April 16, 2021 Put Options ($20.00 Strike Price)[1]	71,300	10/20/2020
Purchase of Common Stock	11,500	10/21/2020
Short Sale of April 16, 2021 Put Options ($10.00 Strike Price)[4]	(8,800)	10/21/2020
Short Sale of April 16, 2021 Put Options ($12.50 Strike Price)[4]	(8,800)	10/21/2020
Purchase of April 16, 2021 Put Options ($17.50 Strike Price)[1]	8,700	10/21/2020
Purchase of April 16, 2021 Put Options ($20.00 Strike Price)[1]	8,700	10/21/2020
Purchase of Common Stock	9,626	10/22/2020
Short Sale of April 16, 2021 Put Options ($10.00 Strike Price)[4]	(4,600)	10/23/2020
Short Sale of April 16, 2021 Put Options ($12.50 Strike Price)[4]	(4,600)	10/23/2020
Purchase of April 16, 2021 Put Options ($17.50 Strike Price)[1]	4,600	10/23/2020
Purchase of April 16, 2021 Put Options ($20.00 Strike Price)[1]	4,600	10/23/2020
Purchase of Common Stock	34,462	11/09/2020
Purchase of Common Stock	45,950	11/11/2020
Purchase of Common Stock	15,210	11/17/2020
Short Sale of April 16, 2021 Put Options ($12.50 Strike Price)[4]	(27,600)	11/17/2020
Purchase of April 16, 2021 Put Options ($20.00 Strike Price)[1]	27,600	11/17/2020
Short Sale of April 16, 2021 Put Options ($15.00 Strike Price)[4]	(27,600)	11/18/2020
Purchase of April 16, 2021 Put Options ($25.00 Strike Price)[1]	27,600	11/18/2020
Short Sale of April 16, 2021 Put Options ($12.50 Strike Price)[4]	(64,400)	11/19/2020
Purchase of April 16, 2021 Put Options ($15.00 Strike Price)[5]	27,600	11/19/2020
Purchase of April 16, 2021 Put Options ($25.00 Strike Price)[1]	36,800	11/19/2020
Short Sale of April 16, 2021 Put Options ($10.00 Strike Price)[4]	(36,800)	11/24/2020
Purchase of April 16, 2021 Put Options ($20.00 Strike Price)[1]	101,200	11/24/2020
Sale of April 16, 2021 Put Options ($25.00 Strike Price)[3]	(36,800)	11/24/2020
Sale of April 16, 2021 Put Options ($25.00 Strike Price)[3]	(27,600)	11/24/2020
Short Sale of April 16, 2021 Put Options ($10.00 Strike Price)[4]	(46,000)	11/25/2020
Purchase of April 16, 2021 Put Options ($20.00 Strike Price)[1]	46,000	11/25/2020
Purchase of April 16, 2021 Put Options ($17.50 Strike Price)[1]	9,200	11/27/2020
Purchase of April 16, 2021 Put Options ($17.50 Strike Price)[1]	18,400	11/30/2020
Purchase of April 16, 2021 Put Options ($17.50 Strike Price)[1]	9,200	12/01/2020
Purchase of December 31, 2020 Put Options ($35.00 Strike Price)[1]	92,000	12/11/2020
Purchase of December 31, 2020 Put Options ($35.00 Strike Price)[1]	92,000	12/11/2020
Purchase of April 16, 2021 Put Options ($12.50 Strike Price)[5]	9,200	01/27/2021
Purchase of April 16, 2021 Put Options ($12.50 Strike Price)[5]	9,200	02/08/2021
Sale of April 16, 2021 Put Options ($20.00 Strike Price)[3]	(8,700)	02/08/2021
Sale of April 16, 2021 Put Options ($20.00 Strike Price)[3]	(500)	02/08/2021
Purchase of April 16, 2021 Put Options ($12.50 Strike Price)[5]	1,500	02/09/2021
Sale of April 16, 2021 Put Options ($20.00 Strike Price)[3]	(1,500)	02/09/2021
Sale of April 16, 2021 Put Options ($17.50 Strike Price)[3]	(8,700)	02/11/2021
Sale of April 16, 2021 Put Options ($17.50 Strike Price)[3]	(14,300)	02/11/2021
Sale of April 16, 2021 Put Options ($20.00 Strike Price)[3]	(19,100)	02/11/2021
Purchase of July 16, 2021 Call Options ($50.00 Strike Price)[1]	18,600	02/16/2021
Purchase of January 21, 2022 Call Options ($52.50 Strike Price)[1]	9,700	02/16/2021
Purchase of April 16, 2021 Put Options ($10.00 Strike Price)[5]	26,700	02/16/2021
Purchase of April 16, 2021 Put Options ($12.50 Strike Price)[5]	7,700	02/16/2021
Purchase of April 16, 2021 Put Options ($12.50 Strike Price)[5]	49,900	02/16/2021
Sale of April 16, 2021 Put Options ($17.50 Strike Price)[3]	(26,600)	02/16/2021
Sale of April 16, 2021 Put Options ($20.00 Strike Price)[3]	(50,200)	02/16/2021
Sale of April 16, 2021 Put Options ($20.00 Strike Price)[3]	(4,600)	02/16/2021
Sale of April 16, 2021 Put Options ($20.00 Strike Price)[3]	(3,900)	02/16/2021
Purchase of July 16, 2021 Call Options ($50.00 Strike Price)[1]	18,600	02/17/2021
Purchase of January 21, 2022 Call Options ($52.50 Strike Price)[1]	9,700	02/17/2021
Purchase of July 16, 2021 Call Options ($50.00 Strike Price)[1]	18,600	02/18/2021
Purchase of January 21, 2022 Call Options ($52.50 Strike Price)[1]	9,700	02/18/2021
Purchase of April 16, 2021 Put Options ($10.00 Strike Price)[5]	19,300	2/18/2021
Purchase of April 16, 2021 Put Options ($10.00 Strike Price)[5]	16,700	2/18/2021
Purchase of April 16, 2021 Put Options ($12.50 Strike Price)[5]	14,500	2/18/2021
Purchase of April 16, 2021 Put Options ($12.50 Strike Price)[5]	4,600	2/18/2021
Purchase of April 16, 2021 Put Options ($12.50 Strike Price)[5]	36,100	2/18/2021
Sale of April 16, 2021 Put Options ($17.50 Strike Price)[3]	(30,400)	2/18/2021
Sale of April 16, 2021 Put Options ($17.50 Strike Price)[3]	(4,600)	2/18/2021
Sale of April 16, 2021 Put Options ($17.50 Strike Price)[3]	(1,800)	2/18/2021
Sale of April 16, 2021 Put Options ($20.00 Strike Price)[3]	(23,700)	2/18/2021
Sale of April 16, 2021 Put Options ($20.00 Strike Price)[3]	(101,200)	2/18/2021
Sale of April 16, 2021 Put Options ($20.00 Strike Price)[3]	(46,000)	2/18/2021
Purchase of July 16, 2021 Call Options ($50.00 Strike Price)[1]	18,600	02/19/2021
Purchase of January 21, 2022 Call Options ($52.50 Strike Price)[1]	9,700	02/19/2021
Purchase of April 16, 2021 Put Options ($10.00 Strike Price)[5]	104,800	02/19/2021
Sale of April 16, 2021 Put Options ($17.50 Strike Price)[3]	(35,000)	02/19/2021
Purchase of April 16, 2021 Put Options ($12.50 Strike Price)[5]	44,000	02/19/2021

I-9

Ancora Catalyst SPV I LP Series M

Purchase of Common Stock	50,000	12/01/2020
Purchase of Common Stock	22,356	12/02/2020
Purchase of Common Stock	22,356	12/03/2020
Purchase of Common Stock	11,179	12/04/2020
Purchase of Common Stock	22,413	12/11/2020
Purchase of Common Stock	15,943	12/14/2020
Purchase of Common Stock	23,939	12/18/2020
Purchase of Common Stock	9,557	12/22/2020
Purchase of Common Stock	9,557	12/23/2020
Purchase of Common Stock	9,557	12/24/2020
Purchase of Common Stock	19,113	12/28/2020
Purchase of Common Stock	19,114	12/29/2020
Purchase of Common Stock	9,557	12/30/2020
Purchase of Common Stock	9,557	12/31/2020
Purchase of Common Stock	19,114	01/04/2021
Purchase of Common Stock	9,556	01/05/2021
Purchase of Common Stock	9,557	01/06/2021
Purchase of Common Stock	9,557	01/07/2021
Purchase of Common Stock	28,149	01/08/2021
Purchase of Common Stock	60,442	01/13/2021
Purchase of Common Stock	20,543	01/14/2021
Purchase of Common Stock	19,344	01/15/2021
Purchase of Common Stock	15,888	01/19/2021
Purchase of Common Stock	7,944	01/20/2021
Purchase of Common Stock	7,944	01/21/2021
Purchase of Common Stock	5,400	01/25/2021
Purchase of Common Stock	5,400	01/26/2021
Purchase of Common Stock	5,400	01/27/2021
Purchase of Common Stock	6,165	01/28/2021
Purchase of July 16, 2021 Call Options ($50.00 Strike Price)[1]	19,200	02/16/2021
Purchase of January 21, 2022 Call Options ($52.50 Strike Price)[1]	10,000	02/16/2021
Purchase of July 16, 2021 Call Options ($50.00 Strike Price)[1]	19,200	02/17/2021
Purchase of January 21, 2022 Call Options ($52.50 Strike Price)[1]	10,000	02/17/2021
Purchase of July 16, 2021 Call Options ($50.00 Strike Price)[1]	19,200	02/18/2021
Purchase of January 21, 2022 Call Options ($52.50 Strike Price)[1]	10,000	02/18/2021
Purchase of July 16, 2021 Call Options ($50.00 Strike Price)[1]	19,200	02/19/2021
Purchase of January 21, 2022 Call Options ($52.50 Strike Price)[1]	10,000	02/19/2021

I-10

Ancora Catalyst SPV I LP Series n

Purchase of Common Stock	50,000	12/01/2020
Purchase of Common Stock	19,713	12/02/2020
Purchase of Common Stock	19,713	12/03/2020
Purchase of Common Stock	9,856	12/04/2020
Purchase of Common Stock	24,641	12/11/2020
Purchase of Common Stock	14,057	12/14/2020
Purchase of Common Stock	21,555	12/18/2020
Purchase of Common Stock	8,630	12/22/2020
Purchase of Common Stock	8,630	12/23/2020
Purchase of Common Stock	8,630	12/24/2020
Purchase of Common Stock	17,261	12/28/2020
Purchase of Common Stock	17,260	12/29/2020
Purchase of Common Stock	8,630	12/30/2020
Purchase of Common Stock	8,630	12/31/2020
Purchase of Common Stock	17,260	01/04/2021
Purchase of Common Stock	8,631	01/05/2021
Purchase of Common Stock	8,630	01/06/2021
Purchase of Common Stock	8,630	01/07/2021
Purchase of Common Stock	12,238	01/14/2021
Purchase of Common Stock	13,332	01/15/2021
Purchase of Common Stock	10,974	01/19/2021
Purchase of Common Stock	5,487	01/20/2021
Purchase of Common Stock	5,487	01/21/2021
Purchase of Common Stock	3,711	01/25/2021
Purchase of Common Stock	3,711	01/26/2021
Purchase of Common Stock	3,714	01/27/2021
Purchase of Common Stock	4,239	01/28/2021
Purchase of July 16, 2021 Call Options ($50.00 Strike Price)[1]	13,300	02/16/2021
Purchase of January 21, 2022 Call Options ($52.50 Strike Price)[1]	6,900	02/16/2021
Purchase of July 16, 2021 Call Options ($50.00 Strike Price)[1]	13,300	02/17/2021
Purchase of January 21, 2022 Call Options ($52.50 Strike Price)[1]	6,900	02/17/2021
Purchase of July 16, 2021 Call Options ($50.00 Strike Price)[1]	13,300	02/18/2021
Purchase of January 21, 2022 Call Options ($52.50 Strike Price)[1]	6,900	02/18/2021
Purchase of July 16, 2021 Call Options ($50.00 Strike Price)[1]	13,300	02/19/2021
Purchase of January 21, 2022 Call Options ($52.50 Strike Price)[1]	6,900	02/19/2021

I-11

Ancora Catalyst SPV I LP Series O

Purchase of Common Stock	50,000	12/01/2020
Purchase of Common Stock	17,931	12/02/2020
Purchase of Common Stock	17,931	12/03/2020
Purchase of Common Stock	8,965	12/04/2020
Purchase of Common Stock	27,946	12/11/2020
Purchase of Common Stock	21,403	12/18/2020
Purchase of Common Stock	8,569	12/22/2020
Purchase of Common Stock	8,569	12/23/2020
Purchase of Common Stock	8,569	12/24/2020
Purchase of Common Stock	17,138	12/28/2020
Purchase of Common Stock	17,138	12/29/2020
Purchase of Common Stock	8,569	12/30/2020
Purchase of Common Stock	8,569	12/31/2020
Purchase of Common Stock	17,138	01/04/2021
Purchase of Common Stock	8,569	01/05/2021
Purchase of Common Stock	8,569	01/06/2021
Purchase of Common Stock	8,569	01/07/2021
Purchase of Common Stock	3,476	01/08/2021
Purchase of Common Stock	5,777	01/13/2021
Purchase of Common Stock	15,331	01/14/2021
Purchase of Common Stock	13,200	01/15/2021
Purchase of Common Stock	10,860	01/19/2021
Purchase of Common Stock	5,430	01/20/2021
Purchase of Common Stock	5,430	01/21/2021
Purchase of Common Stock	3,483	01/25/2021
Purchase of Common Stock	3,483	01/26/2021
Purchase of Common Stock	3,480	01/27/2021
Purchase of Common Stock	3,978	01/28/2021
Purchase of July 16, 2021 Call Options ($50.00 Strike Price)[1]	13,100	02/16/2021
Purchase of January 21, 2022 Call Options ($52.50 Strike Price)[1]	6,800	02/16/2021
Purchase of July 16, 2021 Call Options ($50.00 Strike Price)[1]	13,100	02/17/2021
Purchase of January 21, 2022 Call Options ($52.50 Strike Price)[1]	6,800	02/17/2021
Purchase of July 16, 2021 Call Options ($50.00 Strike Price)[1]	13,100	02/18/2021
Purchase of January 21, 2022 Call Options ($52.50 Strike Price)[1]	6,800	02/18/2021
Purchase of July 16, 2021 Call Options ($50.00 Strike Price)[1]	13,100	02/19/2021
Purchase of January 21, 2022 Call Options ($52.50 Strike Price)[1]	6,800	02/19/2021

I-12

Ancora Catalyst SPV I LP Series P

Purchase of Common Stock	20,000	12/17/2020
Purchase of Common Stock	8,103	12/18/2020
Purchase of Common Stock	3,244	12/22/2020
Purchase of Common Stock	3,244	12/23/2020
Purchase of Common Stock	3,244	12/24/2020
Purchase of Common Stock	6,488	12/28/2020
Purchase of Common Stock	6,488	12/29/2020
Purchase of Common Stock	3,244	12/30/2020
Purchase of Common Stock	3,244	12/31/2020
Purchase of Common Stock	6,488	01/04/2021
Purchase of Common Stock	3,244	01/05/2021
Purchase of Common Stock	3,244	01/06/2021
Purchase of Common Stock	3,244	01/07/2021
Purchase of Common Stock	58,375	01/08/2021
Purchase of Common Stock	60,000	01/11/2021
Purchase of Common Stock	30,000	01/12/2021
Purchase of Common Stock	48,108	01/13/2021
Purchase of Common Stock	14,993	01/14/2021
Purchase of Common Stock	14,124	01/15/2021
Purchase of Common Stock	11,610	01/19/2021
Purchase of Common Stock	5,805	01/20/2021
Purchase of Common Stock	5,805	01/21/2021
Purchase of Common Stock	3,930	01/25/2021
Purchase of Common Stock	3,930	01/26/2021
Purchase of Common Stock	3,930	01/27/2021
Purchase of Common Stock	4,491	01/28/2021
Purchase of July 16, 2021 Call Options ($50.00 Strike Price)[1]	14,000	02/16/2021
Purchase of January 21, 2022 Call Options ($52.50 Strike Price)[1]	7,300	02/16/2021
Purchase of July 16, 2021 Call Options ($50.00 Strike Price)[1]	14,000	02/17/2021
Purchase of January 21, 2022 Call Options ($52.50 Strike Price)[1]	7,300	02/17/2021
Purchase of July 16, 2021 Call Options ($50.00 Strike Price)[1]	14,000	02/18/2021
Purchase of January 21, 2022 Call Options ($52.50 Strike Price)[1]	7,300	02/18/2021
Purchase of July 16, 2021 Call Options ($50.00 Strike Price)[1]	14,000	02/19/2021
Purchase of January 21, 2022 Call Options ($52.50 Strike Price)[1]	7,300	02/19/2021

I-13

ANCORA FAMILY WEALTH ADVISORS, LLC

(Through certain separately managed accounts)

Sale of Common Stock	(50)	02/19/2019
Sale of Common Stock	(30)	02/19/2019
Sale of Common Stock	(20)	02/19/2019
Sale of Common Stock	(132)	07/18/2019
Purchase of Common Stock	50	09/13/2019
Purchase of Common Stock	30	09/13/2019
Purchase of Common Stock	30	09/13/2019
Sale of Common Stock	(40)	11/19/2019
Sale of Common Stock	(40)	11/19/2019
Sale of Common Stock	(20)	11/19/2019
Sale of Common Stock	(30)	11/19/2019
Sale of Common Stock	(20)	11/19/2019
Sale of Common Stock	(20)	11/19/2019
Sale of Common Stock	(1,200)	12/26/2019
Sale of Common Stock	(600)	12/27/2019
Sale of Common Stock	(60)	02/03/2020
Sale of Common Stock	(50)	02/03/2020
Sale of Common Stock	(30)	02/03/2020
Sale of Common Stock	(50)	02/03/2020
Sale of Common Stock	(30)	02/03/2020
Sale of Common Stock	(30)	02/03/2020
Purchase of Common Stock	4,000	09/30/2020
Purchase of Common Stock	500	10/08/2020
Sale of Common Stock	(500)	10/08/2020
Sale of Common Stock	(500)	10/08/2020
Purchase of Common Stock	1,500	11/16/2020

I-14

ANCORA ADVISORS, LLC

(Through the Ancora Advisors SMA)

Purchase of Common Stock	5,673	01/13/2021
Purchase of Common Stock	86,895	01/14/2021
Purchase of Common Stock	60,000	01/15/2021
Purchase of Common Stock	10,668	01/19/2021
Purchase of July 16, 2021 Put Options ($37.50 Strike Price)[1]	22,600	01/19/2021
Purchase of Common Stock	5,334	01/20/2021
Purchase of Common Stock	5,334	01/21/2021
Purchase of Common Stock	60,000	01/22/2021
Purchase of Common Stock	13,476	01/25/2021
Purchase of July 16, 2021 Put Options ($37.50 Strike Price)[1]	37,400	01/25/2021
Purchase of Common Stock	13,476	01/26/2021
Purchase of Common Stock	13,476	01/27/2021
Purchase of Common Stock	11,127	01/28/2021
Purchase of Common Stock	10,000	02/01/2021
Purchase of July 16, 2021 Put Options ($37.50 Strike Price)[1]	14,500	02/02/2021
Purchase of Common Stock	10,000	02/12/2021
Purchase of July 16, 2021 Call Options ($50.00 Strike Price)[1]	13,000	02/16/2021
Purchase of January 21, 2022 Call Options ($52.50 Strike Price)[1]	6,700	02/16/2021
Purchase of July 16, 2021 Call Options ($50.00 Strike Price)[1]	13,000	02/17/2021
Purchase of January 21, 2022 Call Options ($52.50 Strike Price)[1]	6,700	02/17/2021
Purchase of July 16, 2021 Call Options ($50.00 Strike Price)[1]	26,000	02/18/2021
Purchase of January 21, 2022 Call Options ($52.50 Strike Price)[1]	13,400	02/18/2021
Purchase of Common Stock	13,000	02/19/2021
Purchase of July 16, 2021 Call Options ($50.00 Strike Price)[1]	16,500	02/19/2021
Purchase of January 21, 2022 Call Options ($52.50 Strike Price)[1]	8,500	02/19/2021

I-15

Ancora Catalyst SPV I SPC Ltd Segregated Portfolio G

Purchase of Common Stock	30,000	01/27/2021
Purchase of Common Stock	60,000	01/28/2021
Purchase of July 16, 2021 Put Options ($37.50 Strike Price)[1]	30,000	01/28/2021
Purchase of Common Stock	90,000	01/29/2021
Purchase of July 16, 2021 Put Options ($37.50 Strike Price)[1]	30,000	01/29/2021
Purchase of Common Stock	70,000	02/01/2021
Purchase of Common Stock	60,000	02/02/2021
Purchase of Common Stock	60,000	02/03/2021
Purchase of July 16, 2021 Put Options ($37.50 Strike Price)[1]	40,000	02/03/2021
Purchase of Common Stock	60,000	02/04/2021
Purchase of Common Stock	30,000	02/05/2021
Purchase of Common Stock	20,000	02/11/2021
Purchase of July 16, 2021 Put Options ($40.00 Strike Price)[1]	60,000	02/11/2021
Purchase of July 16, 2021 Call Options ($50.00 Strike Price)[1]	20,100	02/16/2021
Purchase of January 21, 2022 Call Options ($52.50 Strike Price)[1]	10,400	02/16/2021
Purchase of July 16, 2021 Call Options ($50.00 Strike Price)[1]	20,100	02/17/2021
Purchase of January 21, 2022 Call Options ($52.50 Strike Price)[1]	10,400	02/17/2021
Purchase of July 16, 2021 Call Options ($50.00 Strike Price)[1]	20,100	02/18/2021
Purchase of January 21, 2022 Call Options ($52.50 Strike Price)[1]	10,400	02/18/2021
Purchase of July 16, 2021 Call Options ($50.00 Strike Price)[1]	20,100	02/19/2021
Purchase of January 21, 2022 Call Options ($52.50 Strike Price)[1]	10,400	02/19/2021

I-16

4010 PARTNERS, LP

Purchase of Common Stock	250	03/21/2019
Sale of Common Stock	(250)	04/23/2019
Sale of Common Stock	(100)	04/24/2019
Sale of Common Stock	(100)	05/01/2019
Sale of Common Stock	(300)	05/06/2019
Purchase of Common Stock	800	10/30/2019
Sale of Common Stock	(400)	11/19/2019
Sale of Common Stock	(400)	11/19/2019
Purchase of Common Stock	700	03/23/2020
Purchase of Common Stock	300	03/24/2020
Sale of Common Stock	(400)	03/27/2020
Purchase of Common Stock	100	04/06/2020
Purchase of Common Stock	200	04/06/2020
Purchase of Common Stock	500	04/29/2020
Purchase of Common Stock	600	05/19/2020
Sale of Common Stock	(300)	06/09/2020
Sale of Common Stock	(200)	06/19/2020
Sale of Common Stock	(200)	06/25/2020
Sale of Common Stock	(300)	06/29/2020
Purchase of Common Stock	2	07/15/2020
Purchase of Common Stock	498	07/15/2020
Purchase of Common Stock	500	07/17/2020
Sale of Common Stock	(500)	07/27/2020
Purchase of Common Stock	500	08/05/2020
Purchase of January 21, 2022 Call Options ($15.00 Strike Price)[1]	3,600	08/06/2020
Purchase of January 21, 2022 Call Options ($15.00 Strike Price)[1]	400	08/06/2020
Purchase of Common Stock	200	08/12/2020
Purchase of Common Stock	300	08/12/2020
Purchase of Common Stock	500	08/12/2020
Purchase of Common Stock	17	08/13/2020
Purchase of Common Stock	40	08/13/2020
Purchase of Common Stock	40	08/13/2020
Purchase of Common Stock	100	08/13/2020
Purchase of Common Stock	383	08/13/2020
Purchase of Common Stock	500	08/13/2020
Purchase of Common Stock	920	08/13/2020
Purchase of Common Stock	1,000	08/18/2020
Sale of Common Stock	(1,000)	08/20/2020
Purchase of Common Stock	19	08/28/2020
Purchase of Common Stock	981	08/28/2020
Purchase of January 15, 2021 Call Options ($17.50 Strike Price)[1]	2,000	08/28/2020
Purchase of Common Stock	1,000	09/09/2020
Purchase of Common Stock	100	09/14/2020
Purchase of Common Stock	500	09/14/2020
Purchase of Common Stock	500	09/14/2020
Purchase of Common Stock	900	09/14/2020
Purchase of Common Stock	500	09/29/2020
Purchase of Common Stock	500	10/01/2020
Purchase of Common Stock	500	10/01/2020
Purchase of Common Stock	200	10/07/2020
Purchase of Common Stock	300	10/07/2020
Purchase of Common Stock	1,000	10/08/2020
Purchase of Common Stock	500	10/13/2020
Purchase of Common Stock	500	10/16/2020
Purchase of Common Stock	500	10/16/2020
Purchase of Common Stock	500	10/19/2020
Purchase of Common Stock	500	10/20/2020
Purchase of Common Stock	1,000	10/20/2020
Purchase of Common Stock	500	11/02/2020
Purchase of Common Stock	1,000	11/09/2020
Purchase of Common Stock	500	11/11/2020
Purchase of Common Stock	1,000	11/11/2020
Purchase of Common Stock	500	11/12/2020
Purchase of Common Stock	500	11/12/2020
Purchase of Common Stock	500	11/12/2020
Purchase of Common Stock	500	11/12/2020
Purchase of Common Stock	500	11/13/2020
Short Sale of December 18, 2020 Call Options ($40.00 Strike Price)[4]	(7,000)	12/04/2020
Purchase of December 18, 2020 Call Options ($40.00 Strike Price)[1]	4,000	12/14/2020
Purchase of December 18, 2020 Call Options ($40.00 Strike Price)[1]	1,000	12/15/2020
Purchase of December 18, 2020 Call Options ($40.00 Strike Price)[1]	2,000	12/18/2020
Purchase of Common Stock	200	12/22/2020
Purchase of Common Stock	800	12/22/2020
Purchase of Common Stock	1,000	12/22/2020
Purchase of Common Stock	1,000	01/05/2021
Purchase of Common Stock[4]	2,000	01/15/2021
Purchase of July 16, 2021 Call Options ($37.50 Strike Price)[1]	2,000	02/08/2021
Purchase of Common Stock[2]	2,000	02/12/2021
Purchase of July 16, 2021 Call Options ($55.00 Strike Price)[1]	3,000	02/16/2021
Purchase of July 16, 2021 Call Options ($45.00 Strike Price)[1]	1,000	02/18/2021
Purchase of July 16, 2021 Call Options ($45.00 Strike Price)[1]	1,000	02/19/2021

I-17

STEVEN E. LITT

(Shares reflected in IRA Accounts

Purchase of Common Stock	1,000	03/17/2020
Sale of Common Stock	(500)	03/27/2020
Purchase of Common Stock	500	04/16/2020
Sale of Common Stock	(451)	04/22/2020
Sale of Common Stock	(49)	04/22/2020
Purchase of Common Stock	500	04/29/2020
Sale of Common Stock	(250)	06/10/2020
Purchase of Common Stock	300	07/15/2020
Purchase of Common Stock	200	07/29/2020
Purchase of Common Stock	250	08/17/2020
Sale of Common Stock	(1,000)	08/19/2020
Sale of Common Stock	(500)	08/19/2020

Marjorie l. bowen

(Through a managed account)

Purchase of Common Stock	25	03/30/2020
Purchase of Common Stock	2	06/01/2020

1 Represents shares of Common Stock underlying American-style call/put options purchased in the over-the-counter market.

2 Represents Shares underlying American-style call options that were exercised.

3 Represents shares of Common Stock underlying American-style call/put options sold in the over-the-counter market.

4 Represents shares of Common Stock underlying American-style call/put options sold short in the over-the-counter market.

5 Represents shares of Common Stock underlying American-style call/put options purchased in the over-the-counter market to cover a short.

I-18

SCHEDULE II

SECURITY OWNERSHIP OF

CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

[Reprint to come from Company’s proxy statement]

II-1

IMPORTANT

Tell the Board what you think! Your vote is important. No matter how many shares of Common Stock you own, please give the Investor Group your proxy “FOR” the election of the Nominees and in accordance with the Investor Group’s recommendations on the other proposals on the agenda for the 2021 Annual Meeting by taking these three steps:

•	SIGNING the enclosed WHITE proxy card;
•	DATING the enclosed WHITE proxy card; and
•	MAILING the enclosed WHITE proxy card TODAY in the envelope provided (no postage is required if mailed in the United States).

If any of your shares of Common Stock are held in the name of a brokerage firm, bank, bank nominee or other institution, only it can vote such shares of Common Stock and only upon receipt of your specific instructions. Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet. Please refer to the enclosed voting form for instructions on how to vote electronically. You may also vote by signing, dating and returning the enclosed WHITE voting form.

If you have any questions or require any additional information concerning this Proxy Statement, please contact Saratoga at the address set forth below.

If you have any questions, require assistance in voting your WHITE proxy card,

or need additional copies of the Investor Group’s proxy materials,

please contact:

Shareholders call toll-free at (888) 368-0379

Email: info@saratogaproxy.com

WHITE PROXY CARD

REVISED PRELIMINARY COPY SUBJECT TO COMPLETION
DATED MARCH 5, 2021

KOHL’S CORPORATION

2021 ANNUAL MEETING OF SHAREHOLDERS

THIS PROXY IS SOLICITED ON BEHALF OF MACELLUM BADGER, LP

THE BOARD OF DIRECTORS OF KOHL’S CORPORATION
IS NOT SOLICITING THIS PROXY

P     R     O     X     Y

The undersigned appoints Jonathan Duskin, John Ferguson and Christopher Kiper, and each of them, attorneys and agents with full power of substitution to vote all shares of Common Stock of Kohl’s Corporation (the “Company”) which the undersigned would be entitled to vote if personally present at the 2021 Annual Meeting of Shareholders of the Company scheduled to be held at [ ] on [ ], at[ ]:[ ] [ ].m., local time (including any adjournments or postponements thereof and any meeting called in lieu thereof, the “2021 Annual Meeting”).

The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to the shares of Common Stock of the Company held by the undersigned, and hereby ratifies and confirms all action the herein named attorneys and proxies, their substitutes, or any of them may lawfully take by virtue hereof. If properly executed, this Proxy will be voted as directed on the reverse and in the discretion of the herein named attorneys and proxies or their substitutes with respect to any other matters as may properly come before the 2021 Annual Meeting that are unknown Macellum Badger, LP a reasonable time before this solicitation, each of whom are deemed participants in this solicitation.

THIS PROXY WILL BE VOTED AS DIRECTED. IF NO DIRECTION IS INDICATED WITH RESPECT TO THE PROPOSALS ON THE REVERSE, THIS PROXY WILL BE VOTED “FOR ALL NOMINEES” IN PROPOSAL 1, “FOR” PROPOSAL 2, AND “AGAINST” PROPOSAL 3.

This Proxy will be valid until the sooner of one year from the date indicated on the reverse and the completion of the 2021 Annual Meeting.

Important Notice Regarding the Availability of Proxy Materials for the 2021 Annual Meeting

This Proxy Statement and our WHITE proxy card are available at

[______________________________]

IMPORTANT: PLEASE SIGN, DATE AND MAIL THIS PROXY CARD PROMPTLY!

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

WHITE PROXY CARD

[X] Please mark vote as in this example

THIS PROXY WILL BE VOTED AS DIRECTED. IF NO DIRECTION IS INDICATED WITH RESPECT TO THE PROPOSALS, THIS PROXY WILL BE VOTED “FOR ALL NOMINEES” IN PROPOSAL 1, “FOR” PROPOSAL 2, AND “AGAINST” PROPOSAL 3. MACELLUM BADGER STRONGLY RECOMMENDS THAT SHAREHOLDERS VOTE “FOR ALL NOMINEES” LISTED BELOW IN PROPOSAL 1, “FOR” PROPOSAL 2, AND “AGAINST” PROPOSAL 3.

1.	Macellum Badger’s proposal to elect Marjorie L. Bowen, James T. Corcoran, David A. Duplantis, Jonathan Duskin, Margaret L. Jenkins, Jeffrey A. Kantor, Thomas A. Kingsbury, Margenett Moore-Roberts and Cynthia S. Murray to the Board to serve as directors with a term expiring at the 2022 annual meeting of shareholders and until their respective successors are duly elected and qualified.
		FOR ALL NOMINEES	WITHHOLD AUTHORITY TO VOTE FOR ALL NOMINEES	FOR ALL NOMINEES EXCEPT NOMINEE(S) WRITTEN BELOW
Nominees:	Marjorie L. Bowen James T. Corcoran David A. Duplantis Jonathan Duskin Margaret L. Jenkins Jeffrey A. Kantor Thomas A. Kingsbury Margenett Moore-Roberts Cynthia S. Murray	☐	☐	☐ ________________ ________________ ________________ ________________ ________________ ________________ ________________ ________________ ________________

MACELLUM BADGER INTENDS TO USE THIS PROXY TO VOTE “FOR” MARJORIE L. BOWEN, JAMES T. CORCORAN, DAVID A. DUPLANTIS, JONATHAN DUSKIN, MARGARET L. JENKINS, JEFFREY A. KANTOR, THOMAS A. KINGSBURY, MARGENETT MOORE-ROBERTS AND CYNTHIA S. MURRAY.

This Proxy Statement is only soliciting proxies to elect Macellum Badger’s nine nominees. Accordingly, the enclosed WHITE proxy card does not confer voting power with respect to any of the Company’s director nominees. The names, backgrounds and qualification of the Company’s nominees and other information about them, can be found in the Company’s proxy statement. There is no assurance that any of the candidates who have been nominated by the Company will serve as directors if the Nominees are elected.

NOTE: If you do not wish for your shares to be voted “FOR” a particular nominee, mark the “FOR ALL NOMINEES EXCEPT NOMINEE(S) WRITTEN BELOW” box and write the name(s) of the nominee(s) you do not support on the line(s) above. Your shares will be voted for the remaining nominee(s).

2.	The Company’s proposal to ratify the appointment of Ernst & Young as the independent registered public accounting firm of the Company for the fiscal year ending January 30, 2021.
☐	FOR	☐	AGAINST	☐	ABSTAIN

WHITE PROXY CARD

3.	The Company’s proposal to vote on a non-binding, advisory resolution to approve the compensation of the Company’s named executive officers.
☐	FOR	☐	AGAINST	☐	ABSTAIN

DATE:

(Signature)

(Signature, if held jointly)

(Title)

WHEN SHARES ARE HELD JOINTLY, JOINT OWNERS SHOULD EACH SIGN. EXECUTORS, ADMINISTRATORS, TRUSTEES, ETC., SHOULD INDICATE THE CAPACITY IN WHICH SIGNING. PLEASE SIGN EXACTLY AS NAME APPEARS ON THIS PROXY.